

the momentum is building

kaizen/lean
six sigma
new markets/applications
eBusiness
service
customer focus
strategic acquisitions
global sourcing

IDEX CORPORATION
2001 annual report

IDEX CORPORATION is a world leader in positive displacement pump technologies and other industrial products that are sold to a wide variety of customers and industries. Our businesses have leading positions in their niche markets, and we have a history of achieving high profit margins and generating strong cash flows. The company has remained profitable during recent difficult economic times and is building momentum through many top- and bottom-line growth initiatives, including Six Sigma, global sourcing and eBusiness.

IDEX's shares are traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol IEX.

TABLE OF CONTENTS

SHAREHOLDERS' LETTER 2

BUILDING ON A SOLID BUSINESS STRATEGY 4

MOMENTUM IS BUILDING IN GROWTH INITIATIVES 6
- Kaizen
- Lean
- Six Sigma
- Global Sourcing
- eBusiness
- Cross-Selling
- New Products/Markets
- Acquisitions

BUSINESS GROUPS 10

BUSINESS PROFILE 12

HISTORICAL DATA 14

MANAGEMENT'S DISCUSSION & ANALYSIS 16

FINANCIAL STATEMENTS 22

BUSINESS UNITS 35

CORPORATE OFFICERS & DIRECTORS 36

SHAREHOLDER INFORMATION 37

Financial
HIGHLIGHTS

(in thousands except share and per share amounts)

Years ended December 31,	2001	Change	2000	Change	1999
Results of Operations					
Net sales	$ 726,947	3 %	$ 704,276	8 %	$ 655,041
Before Restructuring:					
Operating income	84,664	(27)	116,516	11	104,677
Net income	39,782	(37)	63,445	17	54,428
As Reported:					
Operating income	73,438	(37)	116,516	11	104,677
Net income	32,710	(48)	63,445	17	54,428
Financial Position					
Working capital [1]	$ 127,565	(10)%	$ 142,355	17 %	$ 122,081
Total assets	838,804	11	758,854	3	738,567
Total debt	291,820	21	241,886	(10)	268,589
Shareholders' equity	401,112	7	374,502	14	329,024
Performance Measures Before Restructuring					
Percent of net sales:					
Operating income	11.6%		16.5%		16.0%
Net income	5.5		9.0		8.3
Return on average assets	5.0		8.5		7.6
Debt as a percent of capitalization	42.1		39.2		44.9
Return on average shareholders' equity	10.3		18.0		17.7
Per Share Data - Diluted					
Before Restructuring:					
Net income	$ 1.28	(38)%	$ 2.07	14%	$ 1.81
Net income excluding goodwill amortization	1.65	(31)	2.38	13	2.11
Net income as reported	1.05	(49)	2.07	14	1.81
Cash dividends paid	.56	–	.56	–	.56
Shareholders' equity	13.05	5	12.38	12	11.10
Other Data					
Employees at year end	3,873	– %	3,880	3 %	3,773
Shareholders at year end	5,500	6	5,200	(7)	5,600
Weighted average diluted shares outstanding	31,047	1	30,632	2	30,085

[1] *Excluding short-term debt in 2000*

TOTAL SHAREHOLDER RETURNS
- IDEX
- S&P 500 Index
- Russell 2000 Index


$700
600
500
400
300
200
100
89 90 91 92 93 94 95 96 97 98 99 00 01

Total return to IDEX shareholders since going public in June 1989 has been 502%, while the S&P 500 Index increased 371%, and the Russell 2000 Index rose 244%.

NET SALES
(in millions)


$800
700
600
500
400
300
200
100
89 90 91 92 93 94 95 96 97 98 99 00 01

Sales have grown at a 14% compound annual rate since 1989.

EARNINGS PER SHARE - DILUTED
(continuing operations before restructuring)


$2.20
2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
89 90 91 92 93 94 95 96 97 98 99 00 01

Weak economic conditions in 2001 reduced the compound annual growth rate since 1989 to 10%. The growth initiatives put in place in 2001 will improve IDEX's long-term profitability.



A LETTER TO SHAREHOLDERS
from the Chairman, President and Chief Executive Officer

TO OUR SHAREHOLDERS:

2001 was an extraordinarily challenging year for IDEX and its customers. While our company has experienced economic downturns, this was the first one that simultaneously reached most of the end markets we serve. Even though diverse end markets are one of our key strengths, this was not enough to help us repeat the record earnings we achieved in 2000.

Last year, the need for more efficient operations was obvious. At the same time, our customers and channel partners wanted more reliable, innovative products precisely when they needed them, with shorter cycle times from order to delivery. They set a tougher standard that we needed to meet with fewer resources.

Fortunately, we were not unprepared. In the fourth quarter of 2000, IDEX began a transformational journey that led to significant changes in 2001 and has built momentum for even more important operational improvements in the future. We are not satisfied with our financial performance in 2001, but we are confident IDEX has solid momentum moving into 2002.

LOWER OPERATING MARGINS AND EARNINGS – The significant decline in operating margin and earnings in 2001 reflected 9% lower sales in our profitable core businesses. Acquisitions allowed us to overcome a shortfall in total sales and post a 3% gain. However, margins at acquired companies are not yet up to the historical IDEX average, so they only exacerbated the margin situation. Our short order-to-shipment cycle, the very limited visibility that our customers and we had throughout the year, and the abruptness of the decline in our end markets put IDEX in a reactionary mode – trying to size the company's infrastructure for the estimated sales volumes. To address this, we took two restructuring charges totaling $11.2 million – one in the first quarter and another in the fourth. These restructurings included closing two manufacturing facilities and reducing our workforce by 15%. Since we believed our structure already was efficient at the end of 2000, the magnitude of these reductions was a huge challenge for all our operations. However, the lower cost structure that resulted and our operational excellence initiatives have given us terrific operating leverage moving into 2002.

2001: TRANSFORMATION AND BUILDING MOMENTUM – In 2001, we focused on making our business strategy a reality: 1) using operational excellence initiatives to expand margins and generate significant cash in excess of net income, 2) reinvesting some of these gains in new products and markets, 3) continuing to acquire companies that fit our criteria, and 4) achieving double-digit top- and bottom-line growth in a full economic cycle. We made great progress in a number of these areas.

BUSINESS STRATEGY


Growth
Direct Sales
Distribution
OEMs
Operational Excellence
• Kaizen
• Lean
• Six Sigma
• Global Sourcing
• eBusiness
• Asset Management
Margin Expansion
Debt Reduction
Reinvest
New Products
New Markets
Acquisitions

PROGRESS IN OPERATIONAL EXCELLENCE

Six Sigma – Six Sigma is gaining momentum. We have 586 trained "belts" – leaders of process change – and all of our businesses are in the game. We expect tangible financial benefits in 2002 and beyond. Our focus on issues that customers see as critical-to-quality has given us clear opportunities to improve our business.

On-time delivery – not early or late – has improved in nearly all businesses. In some cases, the difference is dramatic. And customers are noticing. In several of our operations, the first computer screen our employees see every day is on-time performance for the prior day, month, and year-to-date. This reinvigorated focus on the customer is helping to change the company.



Six Sigma also is helping us focus on product reliability. In 2001, we saw some great examples of the power of this methodology: real solutions to chronic problems we were never able to fix using "tribal knowledge." We have regained lost customers by showing them what the problems were and how we fixed them. Some customers also have given us more of their business because our performance has improved.

In addition to our internal activity, there are 20 distributors that have "belts" in training. Their commitment to this process will enable us to better meet our mutual customers' needs.

Kaizen and Lean – In 2001, we added two other tools to our operational excellence effort – Kaizen and Lean techniques. These are events with a short duration that have an immediate impact on our operations. We are using them to reduce waste, variation, floor space and inventory. As with Six Sigma, we have trained experts in every business unit. Kaizen, Lean and Six Sigma are a potent arsenal to attack operational, process and product issues so we can better meet our customers' needs.

Global Sourcing – Global sourcing also is gaining momentum in all our businesses. In 2001, we set a stretch goal to save $5 million from this effort – a challenge no one knew how to achieve. Through the use of commodity leaders, engineers in China and India, and motivated sourcing leaders in our business units, we achieved savings of $3.6 million – a 41% reduction versus the prior source. This was a terrific start. We currently have $23 million of components in the trial stage, and about $6 million of carryover savings into 2002. As a result, we are confident the 2002 savings will be substantially higher.

eBusiness – In September, we launched IDEXconnect.com. Our initial focus was on distributors that work with our Pump Group companies. At the end of the year, we had 121 users from six distributors on the system. During 2002, we will begin to add two or three distributors per week, continue to increase the functionality our customers and channel partners want, and expand this capability to other parts of IDEX. We are more confident than ever that this tool will make the IDEX channel more efficient and will reduce cost, cycle time, complexity and inventory. As with the other initiatives, momentum is building in eBusiness.

HIGH LEVELS OF CASH FLOW – IDEX continued to have strong cash flow in 2001, as free cash flow was more than two-times net income. Kaizen, Lean, Six Sigma, and the company-wide monthly best practice teleconferences have helped us reduce inventory and receivables. Our strong cash flow has enabled us to pay down debt, which allows us to make additional accretive acquisitions. At year end, our debt to total capital was 42%. In addition, we have aggressive goals to further reduce working capital over the next two years and are confident we can make even more progress.

SUCCESSFUL ACQUISITIONS – We acquired three companies in 2001 with combined annual sales of $95 million: Liquid Controls, Class 1 and Versa-Matic. All of them benefited from our new rapid integration process and were smoothly rolled into IDEX. We are very pleased with their performance.

NEW PRODUCTS AND MARKETS – There were many product innovations in 2001, ranging from a new clamp tensioning tool in Band-It to a vehicle multiplex system in Class 1. In addition, we initiated a new three-year planning process to focus on redefined markets and products. In 2002, we expect to build momentum in organic growth through quarterly discussions with each business unit on its progress in this area. With this highlighted focus, I am confident we will make progress toward our objective of high single-digit organic growth.

DEVELOPING THE NEXT GENERATION OF LEADERSHIP – In 2001, we substantially changed our human resource process to expose organizational weaknesses, to identify talent and to differentiate compensation. In 2002 and beyond, our pipeline of talent will continue to improve. This will remain a key personal focus for me as we identify and develop our future leaders.

BELL JOINS BOARD – We also strengthened our board by adding Bradley J. Bell as a director. He is senior vice president and CFO for Rohm and Haas Company, a $7 billion specialty chemical firm. We already are benefiting from his industrial background and active participation.

A STRONGER COMPANY IN 2002 – We enter 2002 a stronger, more focused and more nimble company. We are gaining traction in all our initiatives and have significant momentum. While the nature of our business gives us very limited visibility, we will have tremendous operating leverage when volumes do increase, and we are more prepared for whatever economic conditions arise. We expect a turnaround in our industrial markets this year, but we have sized the company for better performance at a lower level of business.

We remain confident that our drive for operational excellence – combined with the commitment of our employees and channel partners, and the trust of our customers – will allow us to make this great company even better!

Dennis K. Williams

Our 40 manufacturing facilities in 12 countries are committed to eliminating waste and removing steps that do not add value for our customers. This is one way we are building on IDEX's competitive advantages.



A Maxim double-diaphragm pump is being assembled, tested and packaged in Trebor's Class 1000 clean room to ensure high purity.

Starting with the Customer

Our company traditionally did a good job of meeting customer needs — as we defined them. In the past year, with the launch of our Six Sigma initiative, we spent more time with customers to understand their evolving needs and how they measure our performance — shorter cycle times, faster technical responses, fewer transaction errors, tighter definitions of on-time delivery, and better product reliability. The gap between our performance and our customers' desires becomes our Six Sigma target.

Building on Competitive Advantages

As the world leader in fluid-handling technologies for positive displacement pumps, dispensing equipment and other industrial equipment, we have a number of competitive advantages.

Brand Name Products – IDEX offers a wide range of products with strong brand recognition, compared with the single line offered by most of its competitors. Our primary products are global leaders, including positive displacement pumps, color formulation equipment, fire truck pumps and rescue tools, and stainless steel banding and clamping devices.

High-Margin, Highly Engineered Products – IDEX tailors its highly engineered products to the specific needs of its niche market customers. This dedication, coupled with efficient operations, has enabled the company to outperform the Value Line Industrial Composite in operating margins every year since IDEX was formed.

Strong Distribution and Service – A significant portion of IDEX's products are sold through distributors in more than 100 countries around the world. In 2001, we renewed our efforts to constantly upgrade our distribution network. This included launching IDEXconnect.com to improve channel efficiency. Last year we selected 12 service-minded distributors to become Certified Service Centers. We currently have six more in training. Through these service partners, we will have better visibility on customer needs and product-improvement ideas. Together, we will accelerate our service growth.

Diverse Markets – Serving diverse end-user and worldwide markets gives IDEX two benefits. No customer accounts for more than 2% of sales, and we reduce our dependence on particular geographic or industry segments.

MARKETS SERVED



PAINTS & COATINGS	FOOD & DRUGS
FIRE & RESCUE	TRANSPORTATION EQUIPMENT
MACHINERY	OIL & REFINING
CHEMICAL PROCESSING	ELECTRONICS
PETROLEUM - LPG	MEDICAL EQUIPMENT
WATER TREATMENT	ALL OTHER

here are two key factors to IDEX's long-term growth: DELIGHTING CUSTOMERS and OPERATIONAL EXCELLENCE. These are the cornerstones of our business strategy.


Strong distribution
brand names
diverse markets

High Levels of Cash Flow – IDEX's free cash flow (cash flow from operations minus capital expenditures) has always exceeded its net income. The $86 million of free cash flow in 2001 was a record performance. We expect these strong results to continue, as we focus on improving inventory turns and reducing receivables. The company set "stretch" goals in both areas and has tied management compensation to achieving significant improvements. In addition, we are targeting capital expenditures to areas that enhance our competitive advantage. By using operational excellence tools and global sourcing, we expect minimal capital investment will be required. This high level of cash flow enables the company to pay down debt and make acquisitions. Last year, our free cash flow helped us fund a significant portion of the $132 million spent on three strong acquisitions, while continuing to reward shareholders with a dividend.

Regular Flow of New Products – IDEX generates 25% of its annual sales from products we have introduced over the last four years. We believe this percentage will climb as we drive for higher organic growth rates.

Successful Acquisitions – IDEX has acquired 19 businesses since going public in 1989. We continue to look for similar companies that 1) offer proprietary, highly engineered brand-name products; 2) are profitable; 3) contribute to earnings in the first year; 4) provide strong market positions; 5) serve adjacent markets or complement current lines; 6) reach a diverse customer base; and 7) have a strong management team.

Achieving Operating Excellence

One of the cornerstones of our business model is achieving operational excellence. In 2001, we trained an extensive number of employees in Six Sigma techniques. In the latter part of the year, we added Kaizen and Lean manufacturing techniques to our toolkit. The following pages describe our progress in 2001 and the momentum we carry into 2002.

FREE CASH FLOW
(in millions)
➢ Free cash flow
➢ Percent of net income


$100
90
80
70
60
50
40
30
20
10
350%
300
250
200
150
100
50
89 90 91 92 93 94 95 96 97 98 99 00 01

IDEX's free cash flow has exceeded its net income every year since the company was founded.

2001 SALES FROM ACQUISITIONS



☐ 18% OF SALES CAME FROM ACQUISITIONS MADE IN THE LAST THREE YEARS

Kaizen, Lean and Six Sigma together form a powerful toolkit designed to help us delight our customers while improving IDEX's operations and lowering costs.



Master black belts, Matt Stillings and Jim Britt, lead a Six Sigma green belt training class.

Momentum through Kaizen

Kaizen eliminates waste — from wasted motion to wasted space — in each operation in the manufacturing process.

Kaizen at IDEX – Kaizen projects generally last three to five days. A Kaizen champion works with employees to understand how they do their jobs, and how materials flow through this process. The group then uses Kaizen principles to determine how it can create a more efficient flow. Then the process is changed, and parts or components are produced in the new way by the end of the week. The benefits are immediate.

Kaizen in 2001 – Kaizen is being used to shorten cycle time, reduce the amount of manufacturing space needed and cut inventories. We introduced this approach in the third quarter and successfully completed 30 projects by year end.

One example was improving the miniature motor mount assembly process at Gast. During this three-day event, the team reduced the floor space needed by 87%, dropped the cycle time from 511 seconds to 170, reduced the crew size by 50%, and lowered work-in-process inventory by 87%.

Class 1 also realized significant savings in the manufacturing of a complex wiring harness. During this four-day Kaizen event, the team reduced the work-in-process inventory by 88%, scrap by 70%, crew size by 39%, and operator distance traveled by 98%. While this project generated annualized savings of $140,000, the typical Kaizen event generates savings in the $10,000 to $15,000 range.

Kaizen in 2002 – Each business unit has a trained Kaizen champion. Our goal is to have at least one Kaizen event per month at every location.

Momentum through Lean

Lean techniques focus on a one-piece flow in manufacturing, based on customer needs. It is a visual "pull" system — how many products does a customer need, versus a forecasted "batch" process — how many products can we "push" through the system. Lean helps to change the overall manufacturing process to reduce cycle time, inventory, floor space and non-value-added work.

Lean at IDEX – A trained Lean champion works with groups of employees to create an "as is" process map. A new process "heart beat," or production rate, is established based on customer needs. As in Kaizen, the group determines a more efficient flow using Lean techniques and principles. Value streams are changed in a week and, like Kaizen, the results are immediate.

Lean in 2001 – We began deploying Lean techniques in the second quarter. As a result, we were able to reduce inventory, cycle time, floor space and product variation while increasing on-time performance.

Lubriquip, for example, initially focused its Lean effort on producing a specific mechanical product that historically had been built using a batch process. Using Lean, the team reduced production lead time by 86%, increased on-time delivery to 100% from 4%, lowered cycle time from 133 seconds to 89, and cut work-in-process inventory by 57%.

Lean in 2002 – Lean events and training will go on throughout the year at all operations. Each business will use the tools to continuously improve its manufacturing processes.

Softer markets and worldwide economies obscured much of our progress in 2001. However, our GROWTH INITIATIVES GAINED MOMENTUM during the year and will have near- and long-term positive effects.


lean projects
six sigma

Momentum through Six Sigma

This is the most powerful tool in our toolbox. Six Sigma starts with customers, and identifying their critical-to-quality items. Then we measure the gap between their expectations and our actual performance. Once the causes are understood, a range of Six Sigma tools are used to attack and fix the problems. The changes in our processes and products are systemic and long lasting. Through using these powerful approaches, we are able to fix problems that have eluded solution by traditional techniques.

Six Sigma at IDEX – Employees at different levels are trained in Six Sigma techniques to these standards:

- Master black belts train and mentor other "belts."
- Black belts work full-time on large-scope, complex projects.
- Green belts use Six Sigma as part of their full-time operating responsibilities and lead smaller projects.
- Yellow belts are trained in process mapping and data collection, so they can assist black and green belts.

We also are rolling out Six Sigma training to distributors. This is helping our key channel partners strengthen their businesses as well as their working relationships with IDEX — and with our mutual customers.

Six Sigma in 2001 – With six master black belts in the certification process, we are moving training and mentoring of additional belts in-house rather than continue to use a third party. By year-end, we had 48 black belts, 155 green belts and 377 yellow belts certified or in training. In addition, 20 distributors were nearly through green belt training.

We focused on projects to improve on-time delivery and increase product reliability. The annual savings from each black belt project was $62,000 and $15,000 for each green belt project. In 2001 we completed 108 projects for an estimated savings of $2 million. Nearly half of the projects — representing more than half of this savings — were completed in the fourth quarter. This clearly demonstrates the growing momentum from Six Sigma.

Micropump, for example, used Six Sigma to improve its on-time delivery to an important original equipment manufacturer (OEM). It shortened cycle time 60% and improved on-time performance to 100%. Next, Micropump focused on product returns from this customer — and was able to eliminate them. As a result, the OEM dropped the second supplier and awarded 100% of the business to Micropump. This represented a $400,000 annual sales increase.

Six Sigma in 2002 – While Six Sigma was a small net cost to the company in 2001, it will be a significant profit contributor in 2002. The focus will remain on product reliability and on-time performance. We also will expand to other customer critical-to-quality issues, such as technical response time and product innovation.

Our business leaders and their staffs will be trained to the green belt level to help accelerate the cultural change at IDEX.

Global sourcing is reducing our variable cost while providing components with equal or better quality.



John Fortin, Vice President - Manufacturing at Fluid Management - Americas; Mark Zhu, commodity engineer from China; and Tony Susic, commodity leader, discuss the assembly requirements of a globally sourced component.

Momentum in Global Sourcing

Each business unit has a cross-functional global sourcing team — with purchasing, quality and engineering expertise — that coordinates technical requirements for products. We also have four commodity leaders and two commodity engineers — one in India and one in China. This group works together to streamline the global sourcing process, find new suppliers and leverage company-wide purchasing power.

Global Sourcing in 2001 – Our objective was to jump-start the process and work toward our stretch goal of saving $5 million. To better work with international suppliers, our cross-functional teams developed more detailed specifications of what we need. Commodity leaders traveled to China, India and Taiwan to identify new sources, and our engineers created a bridge between both sides of the world, ensuring each company got what it needed.

By year-end, we saved $3.6 million. While below our stretch goal, it was great progress in the first full year of this effort. We saved an average of 41% on the price of globally sourced materials and components over prior suppliers' costs, at equal or better quality.

Global Sourcing in 2002 – The momentum created in 2001 will propel IDEX to higher levels of savings in 2002. This includes $6 million in savings from agreements already in place. In addition, there are $23 million of component purchases in the trial stage, $34 million of requests for quotations in process, and about $170 million in total potential purchases. We expect to see a significant increase in savings throughout the year.

Momentum in Sales Channels

Progress occurred on two fronts in this area: eBusiness and cross-selling.

eBusiness in 2001 – Our goal was to make it easier to do business with IDEX while helping distributors better manage their operations. In September, we launched IDEXconnect.com for our Pump Products Group distributors. By year-end, six distributors and 121 users were on the system. They routinely accessed data from eight different pump business units and could use 12 modules, including order entry and order tracking.

eBusiness in 2002 – We are adding a service module to improve aftermarket efforts for Certified Service Center and Positive PumpCare℠ Program users. These tools include equipment repair histories and inventory data. We also will finalize a product configurator to help our customers and channel partners quickly and accurately specify the right product for their application. Our goal is to begin adding two-to-three distributors to IDEXconnect.com each week, and extend the system to include content for our Dispensing Equipment and Other Engineered Products Groups.

eBusiness with Carotek

"IDEXconnect.com already is saving us time and money by improving our efficiency," said Deryl Bell, president of Carotek (right), an IDEX Pump Group distributor. "In addition to price and order confirmation, we can get immediate access to key technical and sales information for all of the IDEX product lines we sell and service. The order and shipment tracking features are great, and serial number look-up for parts and repairs also is very valuable. We're not spending as much time on the phone, since the information is easy to find."



We are using GLOBAL SOURCING to reduce material costs, eBUSINESS and CROSS-SELLING to strengthen sales channels, a new definition of our markets to DEVELOP NEW PRODUCTS and expand sales opportunities, and ACQUISITIONS to build our top and bottom lines.


global sourcing
eBusiness

Cross-Selling in 2001 – By reorganizing in late 2000, we more closely aligned operations with similar products, and created opportunities for the sales force to cross-sell the full line.

The municipal market is a good example. Although key to Pulsafeeder, it was rarely called on by any other IDEX company. Now Pulsafeeder municipal representatives present a broader product line to this market, including offerings from Viking and Warren Rupp, which will add incremental sales.

Cross-Selling in 2002 – We are evaluating a number of markets for expansion, including pulp and paper, electric utility, and food and beverage.

Momentum in New Products and Markets

IDEX business units typically hold the #1 or #2 position in the niche markets they serve. This leadership position is key to our business model, but at the same time poses a barrier to organic growth.

Expanding Products/Markets in 2001 – Last year, all our operations were asked to look for sales opportunities beyond traditional markets. They did this by redefining their markets so they had no more than a 10% share rather than the typical average of 40%. This approach is leading to new products or product extensions to reach adjacent markets, and new applications for existing products.

The fire and rescue market — and Class 1's ES-Key system — is an excellent example. This vehicle multiplex system replaces bulky wiring bundles, which brings great flexibility to fire truck manufacturers and increased reliability for end users. Class 1 is expanding ES-Key's use beyond the traditional fire and rescue markets into other specialty vehicles, such as police cars, buses and street sweepers.

Expanding Products/Markets in 2002 – The market redefinition approach will generate many new product and market ideas in 2002 and beyond. This will help us reach our goal of high single-digit organic growth rates.

Momentum in Acquisitions

This is an important part of our growth strategy, and we continue to see a number of attractive potential acquisitions.

Acquisitions in 2001 – Three companies met our criteria and were acquired last year. The total annual sales of these units were $95 million.

- **Liquid Controls** is a leading manufacturer of positive displacement flow meters and electronic registration and control products. Its customers include companies in mobile and stationary metering installations for wholesale and retail distribution of petroleum and LP gas.
- **Class 1** is a leading supplier of components and systems for the fire and rescue vehicle market. Its primary products include electronic information controls, engine information systems, electronic multiplexing units, electrical monitoring equipment and systems, and fire truck mechanical components.
- **Versa-Matic Tool** is a leading manufacturer and distributor of air-operated, double-diaphragm pumps and pump replacement parts. Its products most often are used in the food processing, brewing, pharmaceutical, paint manufacturing, water treatment, pulp and paper, and printing markets.

All three companies were rapidly assimilated into IDEX using its new integration process.

Acquisitions in 2002 – While the timing of acquisitions is hard to predict, we are confident that IDEX can identify potential candidates in 2002 that meet its criteria.


Business
GROUPS

2001 SALES



- 59% PUMP PRODUCTS
- 19% DISPENSING EQUIPMENT
- 22% OTHER ENGINEERED PRODUCTS

IDEX'S BUSINESS UNITS ARE ORGANIZED INTO THREE GROUPS: PUMP PRODUCTS, DISPENSING EQUIPMENT AND OTHER ENGINEERED PRODUCTS.

These businesses design, manufacture and market an extensive array of proprietary, highly engineered fluid handling devices and other engineered equipment to customers in a variety of industries around the world.

PUMP PRODUCTS

Gast Manufacturing | Liquid Controls | Micropump

Pulsafeeder | Viking Pump | Warren Rupp

These six business units design, produce and distribute some of the most recognized names in industrial pumps, compressors, flow meters and related controls. Applications range from pumping and metering chemicals, gas and lubricants; to moving paints, inks and fuels; to providing clean, quiet sources of air in medical and industrial applications. The group's complementary lines of specialized positive displacement pumps and related products include rotary gear, vane and lobe pumps; air-operated diaphragm pumps; miniature gear pumps; peristaltic metering pumps and vacuum pumps; air motors and compressors; and flow meters. These precision-engineered devices give customers an unparalleled range of choices to meet their needs.

The Pump Products Group accounted for 59% of our sales and 61% of our profits in 2001, with 37% of sales to customers outside the U.S.



VIKING PUMP



PULSAFEEDER



WARREN RUPP



GAST MANUFACTURING

DISPENSING EQUIPMENT

FAST | Fluid Management | Lubriquip

This group consists of three business units that produce highly engineered equipment for dispensing, metering and mixing colorants, paints, inks, and dyes; refinishing equipment; and centralized lubrication systems. This proprietary equipment is used in a variety of retail and commercial industries around the world. These business units provide engineered equipment and systems as well as service for applications such as tinting paints and coatings, providing industrial and automotive refinishing equipment, and the precise lubrication of machinery and transportation equipment.

The Dispensing Equipment Group contributed 19% of our sales and 14% of our profits in 2001, and 57% of the group's sales were to international customers.



FAST

LUBRIQUIP

FLUID MANAGEMENT

OTHER ENGINEERED PRODUCTS

Band-It | Hale Products

The two business units in this group manufacture engineered stainless steel banding and clamping devices, and pumps, rescue tools and other components and systems for the fire and rescue industry. Our high quality stainless steel bands, buckles and preformed clamps and related installation tools are used worldwide in industrial and commercial markets. They are used to secure hoses, signals, pipes, poles, electrical lines, sign-mounting systems and many other "hold-together" applications. The group also includes the world's leading manufacturer of truck-mounted fire pumps, rescue tools, and control devices and systems, sold under the Hale, Hurst Jaws of Life, Lukas and Class 1 trade names.

This group represented 22% of our sales and 25% of our profits in 2001. Sales to non-U.S. customers accounted for 41% of total group sales.


CENTAUR



HALE PRODUCTS



BAND-IT

2001 PROFITS



- 61% PUMP PRODUCTS
- 14% DISPENSING EQUIPMENT
- 25% OTHER ENGINEERED PRODUCTS


Business
PROFILE







	GAST MANUFACTURING	LIQUID CONTROLS	MICROPUMP
Product Offerings	Vacuum pumps, air motors, vacuum generators, regenerative blowers and fractional horsepower compressors.	Positive displacement, turbine, electromagnetic and coriolis mass flowmeters. Electronic registration and control systems. Positive displacement rotary vane pumps, side-channel pumps, regenerative turbine pumps, and small horsepower reciprocating piston compressors.	Small, precision-engineered, sealless rotary gear, piston and centrifugal pumps. Precision peristaltic pumps, drives and fluid processing systems. High-purity double-diaphragm pumps, surge suppressors and deionized water heaters for OEMs and other end-users.
Brand Names*	Gast, Regenair, Smart-Air, Roc-R	LC, LCMAG, LCMASS, LectroCount, Corken, Coro-Flo, Coro-Vane, Coro-Vac, Sabre	Micropump, Delta, Integral Series, Ismatec, Flowmaster, Cell Master, MCP Series, Ecoline, Fixo, Mini Series, Trebor, Maxim, Champion, Magnum, Quantum, IQ
Markets Served	Medical equipment, environmental equipment, computers and electronics, printing machinery, paint mixing machinery, packaging machinery, graphic arts and industrial manufacturing. 20% of sales outside the U.S.	Refined fuels, aviation fuels, liquefied petroleum gas (LPG), chemicals, pharmaceuticals, oil and gas, petrochemical, food, beverage, pulp and paper, paints and coatings, transportation, nitric oxide reduction, refrigerants and general industrial. 50% of sales outside the U.S.	Paints and inks, medical equipment, chemical, energy and fuels, pharmaceuticals, cosmetics, laboratory, electronics, food and beverage, pulp and paper, water treatment, textiles, semiconductors, microelectronics, precision heating and cooling. 65% of sales outside the U.S.
Product Applications	Air motors for industrial equipment applications, and vacuum pumps and fractional horsepower compressors for specialty pneumatic applications requiring a quiet, clean source of moderate vacuum or pressure.	Flowmeter and registration systems for custody transfer, process control, metering into storage and high-speed diesel dispensing applications. Pumps and compressors for transfer and recovery of non-viscous, toxic, and hazardous fluids, including LPG, chlorine, fluorocarbons, carbon dioxide, solvents, ammonia, natural gas and nitrogen.	Pumps, stand-alone and networked, for low-flow abrasive and corrosive applications. Pumps and systems for electronic cooling, analytical laboratories, drug and therapy development, biotech research and production. High purity acid and deionized water heating for production and cleaning of semiconductors and microelectronics.
Competitive Strengths	A leading manufacturer of air-moving products with an estimated one-third U.S. market share in air motors, low- and medium-range vacuum pumps, vacuum generators, regenerative blowers and fractional horsepower compressors.	Market leader for high accuracy custody transfer liquid measurement and control, including aircraft refueling, fuel oil delivery, lube oil packaging and blending, LPG transport and delivery. Pumps and compressors used in LPG distribution facilities. Estimated one-third U.S. market share.	Leader in corrosion-resistant, magnetic and electromagnetic miniature pumps and drives, and precision and sterile fluid dispensing equipment. Estimated 40% U.S. market share. Class 1000 cleanroom products, and patented quartz heating technology. Estimated 25% of U.S. market share.
Examples of Recently Introduced Products*	2.5 hp, non-lubricated air motor for industrial mixing applications; and 7.5 hp, rotary vane vacuum system for graphic arts equipment and general industrial use. Brushless DC rotary unit for OEM fuel cell niche market applications.	LectroCount for use with LCMASS meters and with radio frequency link from fuel-delivery vehicle to office computer. Positive displacement meter for LPG dispenser applications. Side channel pumps for Selective Catalytic Reduction systems to reduce nitric oxide emissions from power generation plants.	Rotary gear and valveless piston pumps for abrasives. High-pressure dual piston pump for fuel cells. Rotary gear pump for computer cooling. Peristaltic pump for industrial applications. Quartz deionized water and acid heaters, and diaphragm pumps for high-purity niche markets.
Website Addresses	www.gastmfg.com www.gasthk.com www.gastltd.com	www.lcmeter.com www.corken.com	www.micropump.com www.micropump.co.uk www.ismatec.com www.treborintl.com
Manufacturing Locations	Benton Harbor, Michigan High Wycombe, England	Lake Bluff, Illinois Oklahoma City, Oklahoma Vadodara, India Lucca, Italy Montagnana, Italy	Vancouver, Washington West Jordan, Utah St. Neots, England Glattbrugg - Zurich, Switzerland Wertheim - Mondfeld, Germany

*Brand names shown are registered trademarks of IDEX and/or its subsidiaries.

LEADERSHIP

PUMP PRODUCTS	DISPENSING EQUIPMENT	OTHER ENGINEERED PRODUCTS
GAST MANUFACTURING	FAST	BAND-IT
LIQUID CONTROLS	FLUID MANAGEMENT	HALE PRODUCTS
MICROPUMP	LUBRIQUIP	
PULSAFEEDER		
VIKING PUMP		
WARREN RUPP		

Pump Products
From left to right front row:
Tom Akehurst (Warren Rupp),
Jeff Hohman (Micropump),
Steve Fairbanks (Viking Pump)
From left to right back row:
Greg Orr (Trebor),
Fred Wacker III (Liquid Controls),
Rod Usher (Group Executive),
Paul Beldham (Knight),
Andy Molodetz (Pulsafeeder)







[illegible]ustrial Products
[illegible]om left to right:
[illegible] Kysor (Hale Products),
[illegible] Suter (Gast Manufacturing),
[illegible] Windmuller (Group Executive),
[illegible] Johnson (Band-It)

Dispensing Equipment
[illegible]om left to right front row:
[illegible] (Group Executive),
[illegible] Post (Fluid Management – Europe/Asia)
[illegible]om left to right back row:
[illegible] Brinley (Fluid Management – Americas),
[illegible] Arabnia (European/Asian Dispensing Operations),
Steve Semmler (Lubriquip)

  FLUID MANAGEMENT	 LUBRIQUIP	 BAND-IT	 HALE PRODUCTS
Precision-engineered equipment and controls for dispensing, metering and mixing paints, coatings, colorants, inks, dyes and other liquids and pastes.	Centralized oil and grease lubrication systems, force-feed lubricators, metering devices, related electronic controls and accessories.	Stainless steel clamping systems, band and buckle, preformed clamps, hand and power application tools, hose fittings, clamping kits, stainless steel cable ties and identification systems. Sign systems, sign and signal mounting systems and hardware.	Truck-mounted and portable fire pumps and rescue tool systems. Electronic and mechanical components and systems and related controls for the fire and rescue and specialty vehicle markets.
Fluid Management, Harbil, Miller, Blendorama, Tintmaster, Accutinter, Eurotinter, ColorPro, Prisma, GyroMixer	Trabon, Manzel, OPCO, Grease Jockey, TrackMaster, Spindl-Gard, Injecto-Flo, Mill-Gard	BAND-IT, SIGNFIX, BAND-IT Jr., Tespa, Junior, Thriftool, Tie-Dex, Ultra-Lok, Tri-Lokt, Tie-Lok, Self-Lok, Band-Lok, Bannerfix, Infocurve, Tie-Lok II Tool, Uni-Clamp, BannerFlex, SignBand, Postfix, Vydex	Hale, Godiva, LUKAS, Hurst Jaws of Life, Class 1, FoamMaster, CAFSMaster, Century, CENTAUR, Green Cross, Hurst Entry Systems, Typhoon, Qflo, Qmax, Qpak, MaxStream, ES-Key
Retail and commercial paint stores, hardware stores, home centers, department stores, printers, and paint and ink manufacturers.	Machine tools, transfer machines, conveyors, packaging machinery, transportation equipment, construction machinery, mobile on-highway vehicles, rail (train) applications, food processing and paper machinery.	Hose, industrial, municipal, utility, automotive, electrical, aerospace, marine, telecommunications, transportation, mining, oil and gas.	Public and private fire and rescue applications.
55% of sales outside the U.S.	20% of sales outside the U.S.	60% of sales outside the U.S.	35% of sales outside the U.S.
Fluid management systems for precise blending of base paint, tints and colorants, and inks and dyes in a broad range of industries from retail point-of-sale equipment to in-plant manufacturing systems.	Lubrication systems engineered to dispense lubricants and precisely lubricate machines and mechanical systems to prolong equipment life, reduce maintenance costs and increase productivity.	Clamps, bands and ties to secure and fasten hose fittings, signs, pipes, cable bundles, protective boots, and shields, for a wide variety of industrial, commercial, engineered, original equipment and replacement uses. Signs and sign mounting for municipal and commercial markets.	Pumps for water or foam to extinguish fires, rescue equipment for extricating accident victims, forcible entry equipment for law enforcement and disaster recovery, and tools for use in the structural collapse of buildings and recycling. Advanced electronic control systems for fire, rescue and specialty vehicles.
Industry innovator and worldwide market share leader in automatic and manually operated dispensing, metering and mixing equipment for the paints and coatings market. Estimated 50% worldwide market share.	A market leader in centralized oil lubrication systems serving a broad range of industries. Estimated one-quarter U.S. market share.	Leading producer of high-quality stainless steel band-clamping and sign systems. Broad product line and innovative solutions provider. Worldwide manufacturing and distribution. Premium brand with high recognition. Estimated 45% worldwide market share.	World's leading manufacturer of truck-mounted fire pumps and rescue systems with an estimated 50% worldwide market share.
Newly designed point-of-purchase dispensers for the personal care industry, cosmetics, hair care and skin care.	Trabon automatic lubrication kits for popular off-road equipment. Onboard rail product that reduces rail and wheel wear, in addition to improving fuel savings.	The IT9000 electric bench-mounted clamping tool with computerized controls ensures precise, repeatable assembly and is unique in the marketplace. Expanded sizes of Ultra-Lok, the "ultimate clamping system." UL2000, a portable Ultra-Lok power application tool.	CENTAUR mineral oil-based rescue tools. Class 1 aerial information systems. Hurst power unit for use with multiple tools. Mini-Lite cutter/spreader tools.
www.fluidman.com www.fluidman.nl www.fluidman.com.au	www.lubriquip.com	www.band-it-idex.com www.signfix.co.uk www.band-it.co.uk www.band-it-clamps.com www.bandit.edx.co.za	www.haleproducts.com www.hurstjaws.com www.hurstentry.com www.lukas.de www.class1.com
Wheeling, Illinois Sassenheim, The Netherlands Unanderra, Australia	Warrensville Heights, Ohio Madison, Wisconsin	Denver, Colorado Bristol, England Staveley, England Tipton, England Singapore Edenglen, South Africa	Conshohocken, Pennsylvania Ocala, Florida Shelby, North Carolina Warwick, England Erlangen, Germany







PULSAFEEDER	VIKING PUMP	WARREN RUPP	FAST
Metering pumps, special purpose rotary pumps, peristaltic pumps, electronic controls and dispensing equipment.	Rotary gear, lobe and metering pumps, strainers and reducers, and related electronic controls.	Double-diaphragm pumps, both air-operated and motor-driven, accessories, and aftermarket replacement parts for competitors' products.	Precision-designed tinting, mixing, measuring and dispensing equipment for refinishing, architectural and industrial paints, inks, dyes, pastes and other liquids.
Pulsafeeder, Knight, PULSA Series, PULSAR, PULSAtron, PULSAtrol, Chem-Tech, Mec-O-Matic, ECO, EASTERN, Isochem, Foster, Cruise Control.	Viking, Vican, Viking Mag Drive, Viking Flow Manager, Vi-Corr, Duralobe, Classic, On-Line, SQ, RTP, Lid Ease	Warren Rupp, SandPIPER, Marathon, PowerRupp, RuppTech, Blagdon, uniRupp, Pumper Parts, Versa-Matic, Versa-Tuff, Versa-Sense, Versa-Dome, Versa-Rugged	FAST, Leonardo, Donatello, Michelangelo, Giotto, Hercules, Galileo, Top Mix, Vincent, Newton, Unicover, Eurocombi, Jonathan, Help, Azzurro, Leolux, Acquarius
Water and wastewater treatment, power generation, pulp and paper, chemical and hydrocarbon processing, swimming pool, industrial and commercial laundry and dishwashing. 30% of sales outside the U.S.	Chemical, petroleum, pulp and paper, plastics, paints, inks, tanker trucks, compressor, construction, food, beverage, personal care, pharmaceutical and biotech. 30% of sales outside the U.S.	Chemical, paint, food processing, pharmaceuticals, construction, mining, utilities, pulp and paper, metal finishing and industrial maintenance. 50% of sales outside the U.S.	Precision equipment is supplied to retail and commercial stores, home centers and automotive body shops through architectural, refinishing and industrial paint producers. 95% of sales outside the U.S.
Pumps, controls and dispensing equipment for introducing precise amounts of fluids into processes to manage water quality and chemical composition.	Pumps for transferring and metering thin and viscous liquids, including chemicals, petroleum products, paints, inks, coatings, adhesives, asphalt, foods, pharmaceuticals, soaps, beverages and shampoos.	Pumps for abrasive and semisolid materials as well as for applications where product degradation is a concern or where electricity is not available or should not be used.	Dispensing, metering and mixing equipment for precise and reliable reproduction of colors based on paint producers' formulas.
A leading manufacturer of metering pumps, controls and dispensing equipment used in water treatment, process applications and warewash institutional applications. Estimated one-third U.S. market share.	Largest internal gear pump producer with an estimated 40% share of U.S. rotary gear pump market. Also a producer of external gear and rotary lobe pumps.	Leading diaphragm pump manufacturer using a wide array of metallic and non-metallic materials, construction and design. Value-added features include patented air valve systems, longer life diaphragm technologies and complete accessory options. Estimated 30% U.S. market share.	Quality service, strong and committed customer relationships, innovative components and products for the architectural paint and refinishing markets. Estimated 20% share of the European refinishing and architectural equipment market.
PULSAtron with microprocessor-based control and solenoid actuated metering pump technology. PULSAR microprocessor-based controllers feature SCADA communication protocol with customer-operated Distributive Control Systems. New Isochem pump delivers low-flow sealless gear pump technology.	New series of mechanically sealed, jacketed asphalt pumps and retrofit kits for existing pumps. Expanded series of Universal Seal internal gear pumps with higher flows and pressures and a behind-the-rotor seal version.	1/2", 1" and 1-1/2" SandPIPER II metallic pump models. A range of high-purity chemical pumps available in 1/2", 3/4" and 1" sizes. Expanded line of bonded single-piece PTFE longer-life diaphragms. Replacement parts that fit competitors' pumps.	New line of automatic dispensers with dual systems suitable for water-borne paint and universal colorants. Revolutionary dosing lids with removable spout for water-borne paint.
www.pulsa.com www.pulsatron.com www.knightequip.com	www.vikingpump.com www.johnsonpumpuk.co.uk www.vikingpumpeurope.com www.vikingpumpcanada.com www.pumpschool.com	www.warrenrupp.com www.blagdonpump.com www.versamatic.com www.pumperparts.com	www.fast-group.com www.fast.it www.fastspain.com
Rochester, New York Punta Gorda, Florida Lake Forest, California Enschede, The Netherlands	Cedar Falls, Iowa Windsor, Ontario, Canada Eastbourne, England Shannon, Ireland	Mansfield, Ohio Export, Pennsylvania Washington, England	Cinisello Balsamo (Milan), Italy

Historical DATA

(dollars in thousands except share and per share amounts)

	2001	2000	1999	1998	1997	1996
Results of Operations						
Net sales	$ 726,947	$ 704,276	$ 655,041	$ 640,131	$ 552,163	$ 474,699
Gross profit	263,722	277,952	256,484	252,846	222,357	187,074
SG&A expenses	164,893	149,639	140,495	132,627	110,588	93,217
Goodwill amortization	14,165	11,797	11,312	10,676	8,174	6,241
Restructuring charge	11,226	–	–	–	–	–
Operating income	73,438 [2]	116,516	104,677	109,543	103,595	87,616
Other income (expense)	731	1,031	568	479	(693)	(696)
Interest expense	20,738	16,521	18,020	22,359	18,398	17,476
Provision for income taxes	20,721	37,581	32,797	33,267	31,029	25,020
Income from continuing operations	32,710	63,445	54,428	54,396	53,475	44,424
Income from discontinued operations	–	–	–	10,182	5,151	5,774
Extraordinary items	–	–	–	(2,514)	–	–
Net income	32,710 [2]	63,445	54,428	62,064	58,626	50,198
Financial Position						
Current assets	$ 214,903	$ 232,089	$ 213,715	$ 195,900	$ 197,267	$ 191,599
Current liabilities	87,338	177,811 [1]	91,634	80,265	77,801	83,286
Working capital	127,565	54,278 [1]	122,081	115,635	119,466	108,313
Current ratio	2.5	1.3 [1]	2.3	2.4	2.5	2.3
Capital expenditures	21,639	20,739	18,338	20,763	13,562	11,634
Depreciation and amortization	44,297	36,704	34,835	33,575	24,943	21,312
Total assets	838,804	758,854	738,567	695,811	599,193	569,745
Total debt	291,820	241,886	268,589	283,410	258,417	271,709
Shareholders' equity	401,112	374,502	329,024	286,037	238,671	195,509
Performance Measures						
Percent of net sales						
Gross profit	36.3 %	39.5 %	39.2 %	39.5 %	40.3 %	39.4 %
SG&A expenses	22.7	21.2	21.4	20.7	20.0	19.6
Goodwill amortization	1.9	1.7	1.7	1.7	1.5	1.3
Restructuring charge	1.5	–	–	–	–	–
Operating income	10.1 [2]	16.5	16.0	17.1	18.8	18.5
Income before income taxes	7.4	14.3	13.3	13.7	15.3	14.6
Income from continuing operations	4.5	9.0	8.3	8.5	9.7	9.4
Effective tax rate	38.8	37.2	37.6	37.9	36.7	36.0
Net income return on average assets	4.1	8.5	7.6	9.6	10.0	9.8
Debt as a percent of capitalization	42.1	39.2	44.9	49.8	52.0	58.2
Net income return on average shareholders' equity	8.4	18.0	17.7	23.7	27.0	29.0
Per Share Data [3]						
Basic – income from continuing operations	$ 1.08	$ 2.13	$ 1.84	$ 1.85	$ 1.83	$ 1.54
– net income	1.08	2.13	1.84	2.12	2.01	1.74
Diluted – income from continuing operations	1.05 [2]	2.07	1.81	1.81	1.78	1.49
– net income	1.05 [2]	2.07	1.81	2.07	1.95	1.69
Cash dividends declared	.56	.56	.56	.545	.495	.44
Shareholders' equity	13.05	12.38	11.10	9.71	8.16	6.76
Stock price – high	37.20	36.00	34.13	38.75	36.69	27.63
– low	24.90	22.75	21.63	19.50	23.25	19.88
– close	34.50	33.13	30.38	24.50	34.88	26.63
Price/earnings ratio at year end	33 [2]	16	17	14	20	16
Other Data [3]						
Employees at year end	3,873	3,880	3,773	3,803	3,326	3,093
Shareholders at year end	5,500	5,200	5,600	7,000	7,000	6,100
Weighted average shares outstanding – basic	30,222	29,726	29,544	29,332	29,184	28,818
– diluted	31,047	30,632	30,085	30,052	29,999	29,779
Shares outstanding at year end (net of treasury)	30,734	30,258	29,636	29,466	29,250	28,926

[1] Excluding short-term debt, current liabilities were $89,734, working capital was $142,355 and the current ratio was 2.6.

[2] Excluding the restructuring charge, operating income was $84,664, net income was $39,782, operating income as a percent of net sales was 11.6%, diluted earnings per share were $1.28 and the price/earnings ratio was 27.

[3] All share and per share data have been restated to reflect the three-for-two stock splits effected in the form of 50% stock dividends in January 1995 and 1997.

1995	1994	1993	1992	1991	1990
$ 395,480	$ 319,231	$ 239,704	$ 215,778	$ 166,724	$ 160,605
157,677	126,951	96,903	88,312	67,845	65,712
78,712	66,743	52,950	49,326	34,046	29,930
4,196	3,025	1,889	1,422	525	487
–	–	–	–	–	–
74,769	57,183	42,064	37,564	33,274	35,295
524	281	728	602	587	448
14,301	11,939	9,168	9,809	10,397	11,795
21,845	16,181	11,187	9,763	8,993	9,221
39,147	29,344	22,437	18,594	14,471	14,727
6,178	4,266	2,889	1,552	1,446	976
–	–	–	(3,441)	1,214	2,145
45,325	33,610	25,326	16,705	17,131	17,848
$ 173,889	$ 140,450	$ 106,864	$ 107,958	$ 68,671	$ 68,807
70,798	58,443	34,038	31,276	25,940	23,852
103,091	82,007	72,826	76,682	42,731	44,955
2.5	2.4	3.1	3.5	2.6	2.9
8,181	6,818	6,120	5,657	2,778	4,025
15,277	12,515	10,092	8,758	5,750	4,842
450,077	357,980	245,291	240,175	137,349	127,466
206,184	168,166	117,464	139,827	65,788	103,863
150,945	116,305	83,686	58,731	37,112	(4,287)
39.9 %	39.8 %	40.4 %	40.9 %	40.7 %	40.9 %
19.9	20.9	22.1	22.9	20.4	18.6
1.1	1.0	.8	.7	.3	.3
–	–	–	–	–	–
18.9	17.9	17.5	17.4	20.0	22.0
15.4	14.3	14.0	13.1	14.1	14.9
9.9	9.2	9.4	8.6	8.7	9.2
35.8	35.5	33.3	34.4	38.3	38.5
11.2	11.1	10.4	8.9	12.9	14.1
57.7	59.1	58.4	70.4	63.9	104.3
33.9	33.6	35.6	34.9	104.4	–
$ 1.37	$ 1.03	$ .79	$ .66	$ .57	$ .61
1.58	1.18	.89	.59	.68	.73
1.32	1.00	.77	.65	.57	.61
1.53	1.15	.87	.59	.68	.73
.387	.093	–	–	–	–
5.26	4.06	2.93	2.07	1.32	(.18)
29.50	19.50	16.00	10.63	8.88	7.75
18.38	15.13	9.75	7.38	4.25	4.63
27.13	18.75	15.88	10.63	7.38	4.75
18	16	18	18	11	7
2,680	2,305	1,828	1,864	1,418	1,367
5,300	4,400	4,300	4,200	3,900	3,700
28,662	28,600	28,396	28,353	25,367	24,309
29,609	29,331	28,976	28,389	25,367	24,309
28,695	28,619	28,580	28,353	28,184	24,303

NET SALES
(in millions)



$800
700
600
500
400
300
200
100
89 90 91 92 93 94 95 96 97 98 99 00 01

Sales have grown at a 14% compound annual rate since 1989.

OPERATING MARGINS
(continuing operations before restructuring)



25%
20
15
10
5
89 90 91 92 93 94 95 96 97 98 99 00 01

IDEX has a history of achieving high operating margins, which were impacted by the manufacturing recession in 2001.

EARNINGS PER SHARE – DILUTED
(continuing operations before restructuring)



$2.20
2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
89 90 91 92 93 94 95 96 97 98 99 00 01

Weak economic conditions in 2001 reduced the compound annual growth rate since 1989 to 10%. The growth initiatives put in place in 2001 will improve IDEX's long-term profitability.



From left to right, front row:
Wayne Sayatovic (Senior Vice President – Finance and Chief Financial Officer),
Doug Lennox (Vice President – Treasurer).
Standing: Clint Kooman (Vice President – Controller).

HISTORICAL OVERVIEW AND OUTLOOK

IDEX sells a broad range of proprietary pumps, metering devices, dispensing equipment and other engineered products to a diverse customer base in the United States and internationally. Accordingly, IDEX's businesses are affected by levels of industrial activity and economic conditions in the U.S. and in other countries where its products are sold, and by the relationship of the U.S. dollar to other currencies. Among the factors that influence the demand for IDEX's products are interest rates, levels of capacity utilization and capital spending in certain industries, and overall industrial activity.

IDEX has a history of above-average operating margins. The Company's operating margins are affected by, among other things, utilization of facilities as sales volumes change and including newly acquired businesses, which may have lower margins and whose margins are normally further reduced by purchase accounting adjustments.

Beginning in 2002, purchase accounting adjustments will not significantly affect IDEX's margins, since the Company will no longer amortize goodwill and intangible assets with indefinite lives to earnings, in accordance with new accounting rules. Instead, IDEX will periodically review these assets for impairment as explained under the "New Accounting Pronouncement" section on page 21.

For 2001, IDEX reported record orders and sales, while recording lower net income and earnings per share compared with the prior year. New orders in 2001 totaled $713.4 million, 2% above the prior year. Excluding the impact of foreign currency and the five acquisitions made since the beginning of 2000 (Ismatec – April 2000, Trebor – May 2000, Class 1 – January 2001, Liquid Controls – January 2001 and Versa-Matic – June 2001), orders were 9% lower than 2000. The Company's order declines were associated with the weaknesses in the North American and European manufacturing sectors and the aftermath of the September 11 terrorist attacks. At December 31, 2001, IDEX had an unfilled order backlog of slightly over one month's sales, consistent with recent periods.

The year 2001 was a very difficult one for the country and for IDEX as a manufacturer of industrial products. The slowdown in IDEX's business that started in the second half of 2000, lingered into the first half of 2001, and then deteriorated further in the third quarter even before the tragic events of September 11. Business activity levels for the fourth quarter dropped even more in the aftermath of the terrorist attacks and the onset of the war against terrorism. In 2001, IDEX wrote $190 million of orders in the first quarter, $191 million in the second, $171 million in the third, and only $161 million in the last quarter. Since IDEX operates with a very small backlog of unfilled orders, reductions in order activity very quickly will reduce sales and profitability.

These order declines were associated with continuing weaknesses in virtually all worldwide manufacturing sectors. The most significant impact has been felt in the Dispensing Equipment Group – which serves the paints and coatings, automotive and general industrial markets – where sales comparisons with the prior year were down 27% for the fourth quarter and 17% for the full year. All three businesses in this Group were affected, as fourth quarter operations were below breakeven levels and full-year profits were down 57% from 2000.

As a direct result of the depressed business environment, the Company's management took aggressive actions in the first and fourth quarters to further downsize operations to be consistent with reduced business activity levels. A total restructuring charge of $11.2 million ($7.1 million after tax, or 23 cents per diluted share) was taken that affected all three business groups. During the year, the workforce at IDEX was reduced by 15 percent, affecting almost 600 employees. These actions were necessary to appropriately size IDEX's businesses, lower costs and improve efficiencies. The annual savings from these actions will exceed the total charge recorded. Despite the very difficult economic environment, IDEX continued to generate excellent cash flow. The Company's free cash flow (cash flow from operations minus capital expenditures) has exceeded net income every year since IDEX was formed in 1988. Free cash flow in 2001 was a record $86 million, which was more than double its net income before restructuring.

Looking ahead to 2002, the Company's performance will depend on the pace of incoming business. It is exceedingly difficult to project what orders will be given the current economic and political environment. IDEX operates with a very small backlog of unfilled orders, and it is not able to assess how long the softness in several of its end-markets is likely to last. The Company's performance will depend upon the strength of the U.S. and key international economies. The Company believes IDEX is well positioned for a strong recovery once economic conditions improve. This is based on its reduced cost structures; the margin improvement initiatives of Six Sigma, global sourcing and eBusiness; and the use of strong cash flow to cut debt and interest expense. In addition, IDEX continues to pursue acquisitions to drive its longer term profitable growth.

CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT

The "Historical Overview and Outlook" and the "Liquidity and Capital Resources" sections of this "Management's Discussion and Analysis" of IDEX's financial condition and results of operations contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements, and are indicated by words such as "anticipate," "estimate," "expects," "plans," "projects," "should," "will," "management believes," "the Company intends" and similar words or phrases. The statements are subject to inherent uncertainties and risks that could cause actual results to vary materially from suggested results, including but not limited to the following: economic and political consequences resulting from the September 11, 2001 terrorist actions; levels of industrial activity and economic conditions in the U.S. and other countries around the world, pricing pressures and other competitive factors, and levels of capital spending in certain industries, all of which could have a material impact on order rates and the Company's results, particularly in light of the low levels of order backlogs it typically maintains; IDEX's ability to integrate and operate acquired businesses on a profitable basis; the relationship of the U.S. dollar to other currencies and its impact on pricing and cost competitiveness; interest rates; utilization of IDEX's capacity and the affect of capacity utilization on costs; labor market conditions and raw material costs; developments with respect to contingencies, such as litigation and environmental matters; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Investors also should be aware that while IDEX does, from time to time, communicate with securities analysts, it is against IDEX's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, shareholders should not assume that IDEX agrees with any statement or report issued by any analyst regardless of the content of the statement or report. In addition, IDEX has a policy against issuing or confirming their financial forecasts, projections, or opinions and these reports are not developed by, nor are they the responsibility of, IDEX.

RESULTS OF OPERATIONS

For purposes of this "Management's Discussion and Analysis" section, reference is made to the table on page 18 and the Company's Statements of Consolidated Operations on page 23.

IDEX consists of three reporting groups: Pump Products, Dispensing Equipment and Other Engineered Products.

The Pump Products Group designs, produces and markets a wide range of engineered industrial pumps, compressors, flow meters and related controls for process applications, including mixing and metering paints, inks, chemicals, foods, lubricants and fuels, as well as in medical, pharmaceutical and semiconductor applications, water treatment and industrial production operations. The Dispensing Equipment Group designs, manufactures and distributes precision-engineered equipment for dispensing, metering and mixing paints; refinishing equipment; and automatic lubrication systems. The Other Engineered Products Group designs, produces and distributes proprietary engineered products for industrial and commercial markets including fire and rescue, transportation equipment, oil and gas, electronics, communications, and traffic and commercial signs.

PERFORMANCE IN 2001 COMPARED WITH 2000

IDEX achieved record orders and sales, but reported lower net income and earnings per share in 2001 compared with the prior year. New orders in 2001 totaled $713.4 million and were 2% above the prior year. Excluding the impact of foreign currency and the five acquisitions made since the beginning of 2000, orders were 9% lower.

Sales for 2001 increased by 3% to $726.9 million from $704.3 million. Acquisitions accounted for a 13% improvement, which was partially offset by a 9% decline in base business sales and a 1% unfavorable currency translation. Net income was $32.7 million, which was 48% lower than the $63.4 million earned in 2000. Diluted earnings per share decreased by $1.02 to $1.05, down 49% compared with 2000. Excluding the restructuring charge, net income was $39.8 million, 37% lower than the $63.4 million earned in the prior year, and diluted earnings per share were $1.28, down 38% from $2.07.

INTERNATIONAL SALES



Percent of net sales
Amount in millions
$450
400
350
300
250
200
150
100
50
50%
45
40
35
30
25
20
15
10
5
89 90 91 92 93 94 95 96 97 98 99 00 01

International growth continues to be a key factor in IDEX's success.

EBITDA AND INTEREST EXPENSE
(in millions)



EBITDA (excluding restructuring)
Interest expense
$165
150
135
120
105
90
75
60
45
30
15
89 90 91 92 93 94 95 96 97 98 99 00 01

IDEX's cash flow coverage of interest expense has improved significantly.

ASSETS AND TOTAL DEBT
(in millions)



Assets
Total debt
$900
800
700
600
500
400
300
200
100
89 90 91 92 93 94 95 96 97 98 99 00 01

IDEX's balance sheet has strengthened considerably.

COMPANY AND BUSINESS GROUP FINANCIAL INFORMATION
(in thousands)

For the years ended December 31,[1]	2001	2000	1999
Pump Products Group			
Net sales[2]	$ 427,037	$ 394,999	$ 372,440
Operating income[3]	61,758	73,557	65,673
Operating margin	14.5%	18.6 %	17.6 %
Identifiable assets	$ 462,275	$ 391,831	$ 355,983
Depreciation and amortization	24,124	19,658	19,327
Capital expenditures	10,251	10,656	8,616
Dispensing Equipment Group			
Net sales[2]	$ 137,407	$ 166,362	$ 140,996
Operating income[3]	13,957	32,496	25,614
Operating margin	10.2%	19.5 %	18.2 %
Identifiable assets	$ 180,361	$ 204,891	$ 216,273
Depreciation and amortization	9,719	8,845	8,124
Capital expenditures	5,129	5,175	5,896
Other Engineered Products Group			
Net sales[2]	$ 164,815	$ 145,823	$ 144,486
Operating income[3]	25,032	27,437	26,660
Operating margin	15.2%	18.8 %	18.5 %
Identifiable assets	$ 181,032	$ 148,753	$ 154,490
Depreciation and amortization	7,920	6,474	6,769
Capital expenditures	5,987	4,796	3,739
Company			
Net sales	$ 726,947	$ 704,276	$ 655,041
Before restructuring:			
Operating income	84,664	116,516	104,677
Operating margin	11.6%	16.5 %	16.0 %
After restructuring:			
Operating income	$ $73,438	$ 116,516	$ 104,677
Operating margin	10.1 %	16.5 %	16.0 %
Total assets	838,804	758,854	738,567
Depreciation and amortization[4]	43,933	36,480	34,464
Capital expenditures	21,639	20,739	18,338

(1) Includes acquisition of Versa-Matic Tool, Inc. (June 2001), Liquid Controls L.L.C. (January 2001), Trebor International, Inc. (May 2000) and Ismatec S.A. (April 2000) in the Pump Products Group; FAST S.p.A. (June 1999) in the Dispensing Equipment Group; and Class 1, Inc. (January 2001) in the Other Engineered Products Group from dates of acquisition.

(2) Group net sales include intersegment sales.

(3) Group operating income excludes net unallocated corporate operating expenses for all years and the restructuring charge in 2001. The restructuring charge of $11,226 was not assigned to the individual groups. Had the Company allocated the restructuring charge, it would have been assigned to the groups as follows: Pump Products ($7,769), Dispensing Equipment ($1,894) and Other Engineered Products ($1,563). Excluding the restructuring charge, IDEX's fully diluted earnings per share would have been $1.28 for the year ended December 31, 2001.

(4) Excludes amortization of debt issuance expenses.

For 2001, the Pump Products Group contributed 59% of sales and 61% of operating income, the Dispensing Equipment Group accounted for 19% of sales and 14% of operating income, and the Other Engineered Products Group represented 22% of sales and 25% of operating income. In 2001, international sales were up 6% and domestic sales increased by 1% compared with 2000. International sales were 42% of total sales, up from 41% in the prior year.

Pump Products Group sales of $427.0 million increased by $32.0 million, or 8%, in 2001 compared with 2000, principally reflecting the Ismatec, Trebor, Liquid Controls and Versa-Matic acquisitions, which added 17% to sales in 2001. Compared to 2000, base business sales volume was down 8% and foreign currency had a 1% negative effect. In 2001, international sales grew 22% and domestic sales increased by 1%, principally reflecting the recent acquisitions. As a result, sales to customers outside the U.S. increased to 37% of total group sales in 2001 from 33% in 2000. Excluding acquisitions and foreign currency, base international sales were down 3%

from the prior year and base U.S. sales volume decreased by 10%, with the lower sales principally caused by continuing weakness in the North American and European manufacturing sectors.

Dispensing Equipment Group sales of $137.4 million decreased by $29.0 million, or 17%, in 2001 compared with 2000. Base business sales were down 16% and foreign currency translation had a 1% negative effect. Excluding foreign currency, international sales were down 10% in 2001 from the prior year and domestic sales decreased by 22% due to continuing weak conditions in the North American and European end-markets, which caused significant year-over-year volume declines at all three businesses in this group. Sales to customers outside the U.S. were 57% of total group sales in 2001, up from 55% in 2000.

Other Engineered Products Group sales of $164.8 million increased by $19.0 million, or 13%, in 2001 compared with 2000, principally reflecting the Class 1 acquisition, which added 18% to sales in 2001. Overall base business sales decreased by 3% and foreign currency translation had a 2% negative effect. In 2001, domestic sales increased by 23% and international sales increased by 1%. Sales to customers outside the U.S. were 41% of total group sales in 2001, down from 46% in 2000, principally reflecting the change in sales mix due to the Class 1 acquisition. Excluding foreign currency and acquisitions, base international sales in 2001 increased by 4% compared with the prior year, while the base U.S. sales volume decreased by 9%, due to the soft conditions in most U.S. end-markets.

Gross profit of $263.7 million in 2001 decreased by $14.2 million, or 5%, from 2000. Gross profit as a percent of sales was 36.3% in 2001 and decreased from 39.5% in 2000. The decline in gross profit and gross margins was attributable to significantly lower base business sales volumes, production inefficiencies and under-absorption of manufacturing expenses related to lower volumes and planned inventory reductions, and the addition of lower margin acquisitions. Selling, general and administrative (SG&A) expenses increased to $164.9 million in 2001 from $149.6 million in 2000 due to including acquisitions. As a percent of net sales, SG&A expenses were 22.7%, up from 21.2% in 2000. The increase principally reflected significantly lower base business sales volumes and incremental up-front costs associated with implementing the Company's Six Sigma and eBusiness initiatives. Goodwill amortization increased by $2.4 million to $14.2 million in 2001, reflecting the recent acquisitions. As a percent of sales, goodwill amortization remained flat at about 2% for both years.

Operating income decreased by $43.1 million, or 37%, to $73.4 million in 2001 from $116.5 million in 2000. Excluding the restructuring charge, operating income as a percent of sales decreased to 11.6% in 2001 from 16.5% in 2000. The decreases in operating income and operating margin were reflected at all three business groups. They were attributable to significantly lower base business sales volumes, production inefficiencies and under-absorption of manufacturing expenses related to lower volumes and planned inventory reductions, addition of lower margin acquisitions and incremental costs associated with implementing the company initiatives. In the Pump Products Group, operating income of $61.8 million and operating margin of 14.5% in 2001 compared with the $73.6 million and 18.6% recorded in 2000. With a 17% year-over-year sales decline, profitability of the Dispensing Equipment Group had the most significant decrease of the Company's three groups, as operating income of $14.0 million and operating margin of 10.2% decreased from $32.5 million and 19.5% in 2000. Operating income in the Other Engineered Products Group of $25.0 million and operating margin of 15.2% in 2001 decreased from $27.4 million and 18.8% recorded in 2000. During 2001, IDEX recorded a restructuring charge totaling $11.2 million ($7.1 million after tax, or $.23 per share), to properly size the Company's operations to the then current business conditions. The restructuring affected all three business groups and reduced the workforce, lowered costs, improved efficiencies and addressed excess capacity that resulted from lower demand and more efficient processes at the Gast and Hale business units.

Interest expense increased to $20.7 million in 2001 from $16.5 million in 2000. The increase principally was due to the additional debt incurred to acquire the Ismatec, Trebor, Liquid Controls, Class 1 and Versa-Matic businesses, which was partially offset by lower interest rates.

The provision for income taxes decreased to $20.7 million in 2001 from $37.6 million in 2000, reflecting lower income. The effective tax rate increased to 38.8% in 2001 from 37.2% in 2000, primarily due to the lower income combined with the relative impact of certain nondeductible goodwill amortization expenses.

Net income of $32.7 million in 2001 was 48% lower than the $63.4 million recorded in 2000. Diluted earnings per share were $1.05 in 2001, a decrease of $1.02, or 49%, from the $2.07 achieved in 2000. Net income before the restructuring charge was $39.8 million, 37% lower than the $63.4 million earned in the prior year, and diluted earnings per share were $1.28, down 38% from $2.07.

PERFORMANCE IN 2000 COMPARED WITH 1999

IDEX achieved record orders, sales, net income and earnings per share in 2000. Incoming orders totaled $699 million, 7% higher than in 1999. Recent acquisitions (FAST – June 1999, Ismatec – April 2000 and Trebor – May 2000) added 5% to full-year orders, and base business orders increased by 5%, while foreign currency translation had a 3% negative effect. All three groups showed year-over-year improvements.

Net sales for 2000 reached $704.3 million and increased $49.3 million, or 8%, over 1999. Base business sales were up 6% and acquisitions added 5%, while foreign currency translation had a 3% negative effect. Sales to customers outside the U.S. were 41% of total sales in 2000, up from 39% in the prior year. International sales increased by 12% for 2000, while domestic sales rose 4%. Excluding the recent acquisitions and foreign currency translation, international sales increased by 11%, reflecting higher sales volume in all international markets.

Pump Products Group sales of $395.0 million in 2000 increased by $22.6 million, or 6%, from 1999, principally reflecting 3% higher base business sales and the Ismatec and Trebor acquisitions, which added 4% to the sales growth. Foreign currency translation had a 1% negative effect on the Group's sales comparison to 1999. International sales grew by 13%, while domestic sales increased by 3%. As a result, sales to customers outside the U.S. increased to 33% of total group sales in 2000 from 31% in 1999, principally due to higher sales in Europe.



From left to right, front row: Jerry Derck (Vice President – Human Resources), John McMurray (Vice President – Operational Excellence).
From left to right, back row: Dennis Metcalf (Vice President – Corporate Development), Chuck Hemann (Director – eBusiness), Frank Notaro (Vice President – General Counsel and Secretary), Jerry Owen (Director – Service and Distributor Relations).

Dispensing Equipment Group sales of $166.4 million increased by $25.4 million, or 18%, compared with the prior year. Overall base business sales increased by 13% and the FAST acquisition added 11%, while foreign currency translation had a 6% negative effect. International sales grew by 34%, while domestic sales increased by 3%. The increase in international sales reflected including FAST in 2000 for a full year and higher base business volume. Sales to customers outside the U.S. were 55% of total group sales in 2000, up from 48% in 1999, resulting primarily from the additional international sales from the FAST acquisition.

Other Engineered Products Group sales of $145.8 million increased by $1.3 million, or 1%, compared with 1999. Overall base business sales increased by 5% and foreign currency translation had a 4% negative effect. Domestic sales increased by 10%, while international sales were 8% lower (1% excluding foreign currency translation). Sales to customers outside the U.S. were 46% of total group sales in 2000, down from 51% in 1999, reflecting a change in sales mix and the effects of foreign currency translation.

Gross profit of $278.0 million in 2000 increased by $21.5 million, or 8%, from 1999. Gross profit as a percent of sales was 39.5% in 2000, up slightly from 39.2% in 1999. SG&A expenses increased to $149.6 million in 2000 from $140.5 million in the prior year, but as a percent of net sales, decreased to 21.2% from 21.4%. Goodwill amortization increased by 4% to $11.8 million in 2000 from $11.3 million in 1999. As a percent of sales, goodwill amortization remained flat at about 2% for both years.

Operating income increased by $11.8 million, or 11%, to $116.5 million in 2000 from $104.7 million in the prior year, and as a percent of sales, improved to 16.5% from 16.0%. These increases reflected improvements at all three business groups and resulted from higher sales volumes, expense controls and productivity improvements. In the Pump Products Group, operating income of $73.6 million and operating margin of 18.6% compared with the $65.7 million and 17.6% recorded in 1999. In the Dispensing Equipment Group, operating income of $32.5 million and operating margin of 19.5%, increased from the $25.6 million and the 18.2% recorded in 1999. Operating income in the Other Engineered Products Group of $27.4 million and operating margin of 18.8%, increased from the $26.7 million and 18.5% achieved in 1999.

Interest expense decreased to $16.5 million in 2000 from $18.0 million in 1999. The change was due to debt reductions from operating cash flow, partially offset by additional debt incurred to acquire the FAST, Ismatec and Trebor businesses.

The provision for income taxes increased to $37.6 million in 2000 from $32.8 million in 1999, reflecting higher income. The effective tax rate decreased to 37.2% in 2000 from the 37.6% in 1999.

Net income of $63.4 million in 2000 was 17% higher than the $54.4 million recorded in 1999. Diluted earnings per share were $2.07, an increase of $.26, or 14%, from the $1.81 achieved in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, IDEX's working capital was $127.6 million and its current ratio was 2.5 to 1. The Company's cash flow provided from operations increased by $14.6 million to $107.3 million in 2001, principally due to reductions in receivables and inventories, which were partially offset by lower income.

Cash flow from operations was more than adequate to fund capital expenditures of $21.6 million, $20.7 million and $18.3 million in 2001, 2000 and 1999, respectively. Capital expenditures generally were used for machinery and equipment to improve productivity, although a portion was for business system technology and for repair and replacement of equipment and facilities. Management believes that IDEX has ample capacity in its plant and equipment to meet expected needs for future growth in the intermediate term.

The Company completed the acquisitions of Liquid Controls, Class 1 and Versa-Matic during 2001 for a cash purchase price of $132.3 million. The acquisitions were accounted for using the purchase method and were financed under the Company's U.S. bank credit facilities.

During June 2001, IDEX signed a new, five-year multi-currency Credit Agreement replacing the former Credit Facility, which was to expire on July 1, 2001, and the German Facility, which was to expire on November 1, 2001. At December 31, 2001, the maximum amount available under the Credit Agreement was $300 million, of which $112.3 million was borrowed, including $59.3 million in western European currencies. These borrowings provide an economic hedge against the net investment in the four operations located in Europe. Interest is payable quarterly on the outstanding balance at the agent bank's reference rate, or at LIBOR plus an applicable margin, and a utilization fee if the total borrowings exceed certain levels. The applicable margin is based on IDEX's debt rating and can range from 25 basis points to 100 basis points. The utilization fee can range from zero to 25 basis points. At December 31, 2001, the applicable margin was 80 basis points plus a utilization fee of 12.5 basis points since the borrowings exceeded 33% of the total available. The Company pays an annual fee of 20 basis points on the total facility.

The Company and certain of its subsidiaries entered into an agreement in December 2001 with a financial institution under which it collateralized certain receivables for the borrowings (Receivables Facility). The Receivables Facility provides for borrowings of up to $50 million depending upon the level of eligible receivables. At December 31, 2001, $25 million was borrowed and included in long-term debt at an annual interest rate of approximately 3.4%.

The Company has a $20 million demand line of credit (Short-Term Facility), which expires December 1, 2002. Borrowings under the Short-Term Facility are at the bank's reference rate, or based on LIBOR plus 80 basis points per annum. At December 31, 2001, there were no borrowings under the Short-Term Facility.

IDEX believes it will generate sufficient cash flow from operations in 2002 to meet its operating requirements, interest on all borrowings outstanding in long-term debt, any authorized share repurchases, restructuring expenses, approximately $27 million of planned capital expenditures and $17 million of annual dividend payments to holders of common stock. Since it began operations in January 1988 through December 31, 2001, IDEX has borrowed $809 million under its various credit agreements to complete 19 acquisitions. During this period IDEX generated, principally from operations, cash flow of $682 million to reduce its indebtedness. In the event that suitable businesses are available for acquisition upon terms acceptable to the Board of Directors, IDEX may obtain all or a portion of the financing for the acquisitions through incurring additional long-term debt. The Credit Agreement contains a covenant that limits total debt outstanding to three-times operating cash flow. At December 31, 2001, IDEX was limited to $377 million of total debt outstanding. IDEX's contractual obligations and commercial commitments include rental payments under operating leases, payments under capital leases, long-term debt obligations and other long-term obligations arising in the ordinary course of business. The Company has no off-balance sheet arrangements or material long-term purchase obligations. There are no identifiable events or uncertainties, including the lowering of IDEX's credit rating, that would accelerate payment or maturity of any of these commitments or obligations.

NET SALES BY GROUP
(in millions)



Pump Products
Dispensing Equipment
Other Engineered Products
$800
700
600
500
400
300
200
100
89 90 91 92 93 94 95 96 97 98 99 00 01

NEW ACCOUNTING PRONOUNCEMENT

IDEX historically accounted for all business combinations using the purchase method and will continue to use this method for all prospective business combinations. At December 31, 2001, goodwill totaled $454.6 million, which is subject to periodic review for impairment under SFAS No. 142. After reviewing the estimated fair market values, both in the aggregate and at individual business units, IDEX recorded no impairment to goodwill on January 1, 2002. If future operating performance at its business units would fall significantly below current levels, the Company would reflect a non-cash charge for goodwill impairment to its results of operations in that period.

The pronouncement also requires that goodwill and certain intangible assets with indefinite lives no longer be amortized to earnings. Had the new accounting pronouncement been adopted on January 1, 2001, IDEX's reported diluted earnings per share in 2001 would have increased by $.37 from $1.05 to $1.42.

OPERATING INCOME BY GROUP
(in millions)



Pump Products
Dispensing Equipment
Other Engineered Products
$140
120
100
80
60
40
20
89 90 91 92 93 94 95 96 97 98 99 00 01

EURO PREPARATIONS

Beginning in 1998, the Company upgraded its business systems to accommodate the euro currency. The cost of this upgrade was immaterial to the Company's financial results. Although difficult to predict, any competitive implications and any impact on existing financial instruments resulting from the euro implementation also are expected to be immaterial to the Company's results of operations, financial position or liquidity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to market risk associated with changes in interest rates and foreign currency exchange rates. Interest rate exposure is limited to the $291.8 million of total debt outstanding at December 31, 2001. Approximately 47% of the debt is priced at interest rates that float with the market. A 50 basis point movement in the interest rate on the floating rate debt would result in an approximate $686,000 annualized increase or decrease in interest expense and cash flows. The remaining debt is fixed rate debt. The Company will from time to time enter into interest rate swaps on its debt when it believes there is a clear financial advantage for doing so. A treasury risk management policy, adopted by the Board of Directors, describes the procedures and controls over derivative financial and commodity instruments, including interest rate swaps. Under the policy, the Company does not use derivative financial or commodity instruments for trading purposes, and the use of these instruments is subject to strict approvals by senior officers. Typically, the use of derivative instruments is limited to interest rate swaps on the Company's outstanding long-term debt. IDEX's exposure related to derivative instruments is, in the aggregate, not material to its financial position, results of operations and cash flows.

The Company's foreign currency exchange rate risk is limited principally to the euro and British pound. IDEX manages its foreign exchange risk principally through invoicing its customers in the same currency as the source of the products.

2001 SALES BY REGION



58% UNITED STATES
24% EUROPE
10% ASIA / REST OF WORLD
8% CANADA / LATIN AMERICA

IDEX Corporation & Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share amounts)

As of December 31,	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 4,972	$ 8,415
Receivables – net	93,053	104,950
Inventories	104,111	113,052
Other current assets	12,767	5,672
Total current assets	214,903	232,089
Property, plant and equipment – net	144,146	128,283
Goodwill – net	454,560	373,669
Intangible assets – net	12,776	14,494
Other noncurrent assets	12,419	10,319
Total assets	$ 838,804	$ 758,854
Liabilities and Shareholders' Equity		
Current liabilities		
Short-term debt	$ –	$ 88,077
Trade accounts payable	41,260	43,342
Dividends payable	4,303	4,236
Accrued expenses	41,775	42,156
Total current liabilities	87,338	177,811
Long-term debt	291,820	153,809
Other noncurrent liabilities	58,534	52,732
Total liabilities	437,692	384,352
Commitments and contingencies (Note 12)		
Shareholders' equity		
Common stock, par value $.01 per share		
Shares issued and outstanding: 2001 – 30,763,193; 2000 – 30,264,731	308	303
Additional paid-in capital	124,658	115,280
Retained earnings	295,489	279,907
Minimum pension liability adjustment	(1,783)	(2,127)
Accumulated translation adjustment	(10,226)	(10,489)
Unrealized losses on derivatives	(140)	–
Treasury stock, at cost – 29,215 and 6,500 shares	(865)	(144)
Unearned compensation on restricted stock	(6,329)	(8,228)
Total shareholders' equity	401,112	374,502
Total liabilities and shareholders' equity	$ 838,804	$ 758,854

See Notes to Consolidated Financial Statements.

IDEX Corporation & Subsidiaries

STATEMENTS OF CONSOLIDATED OPERATIONS

(in thousands except per share amounts)

For the years ended December 31,	2001	2000	1999
Net sales	$ 726,947	$ 704,276	$ 655,041
Cost of sales	463,225	426,324	398,557
Gross profit	263,722	277,952	256,484
Selling, general and administrative expenses	164,893	149,639	140,495
Goodwill amortization	14,165	11,797	11,312
Restructuring charge	11,226	–	–
Operating income	73,438	116,516	104,677
Other income – net	731	1,031	568
Income before interest expense and income taxes	74,169	117,547	105,245
Interest expense	20,738	16,521	18,020
Income before income taxes	53,431	101,026	87,225
Provision for income taxes	20,721	37,581	32,797
Net income	$ 32,710	$ 63,445	$ 54,428
Earnings Per Common Share			
Basic earnings per common share	$ 1.08	$ 2.13	$ 1.84
Diluted earnings per common share	$ 1.05	$ 2.07	$ 1.81
Share Data			
Weighted average common shares outstanding	30,222	29,726	29,544
Weighted average common shares outstanding assuming full dilution	31,047	30,632	30,085

See Notes to Consolidated Financial Statements.

IDEX Corporation & Subsidiaries

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(in thousands except share and per share amounts)

	Common Stock and Additional Paid-In Capital	Retained Earnings	Minimum Pension Liability Adjustment	Accumulated Translation Adjustment	Unrealized Gains (Losses) on Derivatives	Treasury Stock	Unearned Compensation on Restricted Stock	Total Shareholders' Equity
Balance, December 31, 1998	$ 96,359	$ 195,465	$ (1,489)	$ (4,298)	$ –	$ –	$ –	$ 286,037
Net income		54,428						54,428
Other comprehensive income, net of tax								
Unrealized translation adjustment				1,755				1,755
Minimum pension adjustment			(270)					(270)
Other comprehensive income			(270)	1,755				1,485
Comprehensive income		54,428	(270)	1,755				55,913
Issuance of 173,660 shares of common stock from exercise of stock options, and deferred compensation plans	3,739							3,739
Purchase of common stock						(98)		(98)
Cash dividends declared – $.56 per common share outstanding		(16,567)						(16,567)
Balance, December 31, 1999	100,098	233,326	(1,759)	(2,543)	–	(98)	–	329,024
Net income		63,445						63,445
Other comprehensive income, net of tax								
Unrealized translation adjustment				(7,946)				(7,946)
Minimum pension adjustment			(368)					(368)
Other comprehensive income			(368)	(7,946)				(8,314)
Comprehensive income		63,445	(368)	(7,946)				55,131
Issuance of 274,655 shares of common stock from exercise of stock options, and deferred compensation plans	5,991							5,991
Issuance of 350,000 shares of restricted common stock	9,494						(9,494)	–
Amortization of restricted common stock award							1,266	1,266
Purchase of common stock						(46)		(46)
Cash dividends declared – $.56 per common share outstanding		(16,864)						(16,864)
Balance, December 31, 2000	115,583	279,907	(2,127)	(10,489)	–	(144)	(8,228)	374,502
Net income		32,710						32,710
Other comprehensive income, net of tax								
Unrealized translation adjustment				263				263
Cumulative effect of change in accounting principle, net of tax					204			204
Unrealized derivative losses					(344)			(344)
Minimum pension adjustment			344					344
Other comprehensive income			344	263	(140)			467
Comprehensive income		32,710	344	263	(140)			33,177
Issuance of 498,462 shares of common stock from exercise of stock options, and deferred compensation plans	9,383							9,383
Amortization of restricted common stock award							1,899	1,899
Restricted shares surrendered for tax withholdings						(721)		(721)
Cash dividends declared – $.56 per common share outstanding		(17,128)						(17,128)
Balance, December 31, 2001	$ 124,966	$ 295,489	$ (1,783)	$ (10,226)	$ (140)	$ (865)	$ (6,329)	$ 401,112

See Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

For the years ended December 31,	2001	2000	1999
Cash flows from operating activities			
Net income	$ 32,710	$ 63,445	$ 54,428
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	26,354	21,873	21,619
Amortization of goodwill and other intangible assets	15,680	13,341	12,845
Amortization of unearned compensation on restricted stock	1,899	1,266	–
Amortization of debt issuance expenses	364	224	371
Increase in accrued restructuring expenses	5,479	–	–
Deferred income taxes	(152)	1,081	3,742
Decrease (increase) in receivables	24,008	(109)	(867)
Decrease (increase) in inventories	22,232	(2,410)	4,797
Decrease in trade accounts payable	(7,207)	(1,600)	(3,057)
(Decrease) increase in accrued expenses	(9,835)	(1,970)	3,363
Other – net	(4,232)	(2,413)	(1,085)
Net cash flows from operating activities	107,300	92,728	96,156
Cash flows from investing activities			
Additions to property, plant and equipment	(21,639)	(20,739)	(18,338)
Acquisition of businesses (net of cash acquired)	(132,295)	(34,513)	(48,497)
Net cash flows from investing activities	(153,934)	(55,252)	(66,835)
Cash flows from financing activities			
Borrowings under credit facilities for acquisitions	132,295	34,513	48,497
Net repayments under credit facilities	(77,858)	(48,186)	(55,718)
Repayments of other long-term debt	(3,470)	(4,151)	(7,455)
Increase (decrease) in accrued interest	284	(167)	(772)
Dividends paid	(17,061)	(16,781)	(16,539)
Proceeds from stock option exercises	9,001	2,862	2,938
Purchase of common stock	–	(46)	(98)
Net cash flows from financing activities	43,191	(31,956)	(29,147)
Net (decrease) increase in cash	(3,443)	5,520	174
Cash and cash equivalents at beginning of year	8,415	2,895	2,721
Cash and cash equivalents at end of year	$ 4,972	$ 8,415	$ 2,895
Supplemental cash flow information			
Cash paid for:			
Interest	$ 20,818	$ 16,912	$ 18,420
Income taxes	23,482	35,534	25,297
Significant non-cash activities			
Debt acquired with acquisition of businesses	2,931	–	13,065

See Notes to Consolidated Financial Statements.

(thousands except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Business

IDEX Corporation ("IDEX" or the "Company") is a manufacturer of a broad range of proprietary pumps, metering products, dispensing equipment, and other engineered products sold to a diverse customer base in a variety of industries in the U.S. and internationally. Its products include industrial pumps, compressors and related controls for use in a wide variety of process applications; precision-engineered equipment for dispensing, metering and mixing paints, refinishing equipment, and centralized lubrication systems; and proprietary engineered products for industrial and commercial markets, including fire and rescue, transportation equipment, oil and gas, electronics, communications, and traffic and commercial signs. These activities are grouped into three business segments: Pump Products, Dispensing Equipment and Other Engineered Products.

Principles of Consolidation

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

IDEX recognizes revenue from product sales upon shipment. The Company estimates and records provisions for sales returns, allowances and original warranties in the period the sale is reported, based on its experience.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three or fewer months to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost, which includes labor, material and factory overhead, is determined on the first-in, first-out (FIFO) basis or the last-in, first-out (LIFO) basis.

Debt Expenses

Expenses incurred in securing and issuing debt are amortized over the life of the related debt.

Earnings Per Common Share

Earnings per common share (EPS) are computed by dividing net income by the weighted average number of shares of common stock (basic) plus common stock equivalents and unvested restricted shares (diluted) outstanding during the year. Common stock equivalents consist of stock options and have been included in the calculation of weighted average shares outstanding using the treasury stock method.

Basic weighted average shares reconciles to diluted weighted average shares as follows:

	2001	2000	1999
Basic weighted average common shares outstanding	30,222	29,726	29,544
Dilutive effect of stock options and unvested restricted shares	825	906	541
Weighted average common shares outstanding assuming full dilution	31,047	30,632	30,085

Depreciation and Amortization

Depreciation is recorded using the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

Land improvements	10 to 12 years
Buildings and improvements	3 to 30 years
Machinery and equipment and engineering drawings	3 to 12 years
Office and transportation equipment	3 to 10 years

Identifiable intangible assets are amortized over their estimated useful lives using the straight-line method. Cost in excess of net assets acquired is amortized over a period of 30 to 40 years.

The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation or amortization period or to the unamortized balance is warranted. This evaluation is based on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are used.

Research and Development Expenditures

Costs associated with research and development are expensed in the year incurred and included in cost of sales. Research and development expenses, which include costs associated with developing new products and major improvements to existing products, were $7.7 million, $7.5 million and $6.8 million in 2001, 2000 and 1999, respectively.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Pursuant to this statement, IDEX recognizes its derivative financial instruments in its financial statements at fair value as described in Note 9.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001, and does not permit the pooling-of-interests method for business combinations initiated after that date. IDEX historically accounted for all business combinations using the purchase method and will continue to use this for prospective business combinations, consistent with SFAS No. 141. SFAS No. 142 establishes the accounting and reporting standards for intangible assets and goodwill. It requires that goodwill and certain intangible assets no longer be amortized to earnings, but instead be reviewed periodically for impairment.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective January 1, 2003. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for IDEX starting January 1, 2002. SFAS No. 144 addresses accounting and reporting of the impairment or disposal of long-lived assets, including discontinued operations, and establishes a single accounting model for the sale of long-lived assets.

Adoption of these accounting pronouncements did not have a material effect on the Company's financial position, liquidity, or results of operations as reported through December 31, 2001. Consistent with SFAS No. 142, IDEX discontinued the amortization of goodwill and certain intangible trademark assets, effective January 1, 2002.

2. ACQUISITIONS

The Company completed the acquisitions of Versa-Matic Tool Inc. (June 2001); Liquid Controls L.L.C. (January 2001) and Class 1, Inc. (January 2001) for an aggregate purchase price of $135 million, including debt acquired, with financing provided by borrowings under the Credit Agreement. Versa-Matic, headquartered in Export, Pennsylvania, is a leading manufacturer and distributor of air-operated double-diaphragm pumps and pump replacement parts. Liquid Controls, headquartered in Lake Bluff, Illinois, is a leading manufacturer of positive displacement flow meters, electronic registration and process control systems. Class 1, headquartered in Ocala, Florida, is a leading manufacturer of electronic and mechanical components and systems for the specialty vehicle market. Versa-Matic and Liquid Controls are operated as part of the Pump Products Group, and Class 1 is operated as part of the Other Engineered Products Group.

The Company acquired Ismatec SA (April 2000) and Trebor International, Inc. (May 2000), at a total cost of approximately $35 million with borrowings under the U.S. Credit Facility. Ismatec, headquartered near Zurich, Switzerland, is a leading European manufacturer of peristaltic metering pumps, analytical process controllers and sample preparation systems. These products typically are used for scientific research and development in the pharmaceutical, medical, biotech and institutional laboratory markets. Trebor, headquartered near Salt Lake City, Utah, is a leading designer and manufacturer of high purity fluid handling products, including air-operated diaphragm pumps and deionized water-heating systems. Trebor's products are incorporated into wet chemical processing and chemical delivery and blending systems. Ismatec and Trebor are being operated as part of the Pump Products Group.

In June 1999, IDEX acquired FAST S.p.A. at a cost of $61.6 million, with financing provided by borrowings under the U.S. Credit Facility and debt acquired. FAST, headquartered near Milan, Italy, is a leading European manufacturer of refinishing and color-formulation equipment for a number of applications, including paints, coatings, inks, colorants and dyes. FAST is being operated as part of the Dispensing Equipment Group.

All acquisitions were accounted for as purchases, and operating results include the acquisitions from the dates of purchase. Cost in excess of net assets acquired was amortized on a straight-line basis over a period not exceeding 40 years.

3. RESTRUCTURING CHARGE

As a result of the declining business environment, IDEX took aggressive actions in the first and fourth quarters of 2001 to downsize operations to lower its cost structure. These steps were necessary to appropriately size the Company's businesses, lower costs and improve efficiencies. The charge included, among other things, employee severance, fringe benefits, outplacement fees, and the consolidation of two plants into one at both Gast Manufacturing and Hale Products.

The restructuring costs are separately identified in the statements of consolidated operations and resulted in a pretax charge to operations of $11,226 ($7,072 after taxes, or $.23 per share). Excluding the charge, fully diluted earnings per share would have been $1.28 for the year ended December 31, 2001. The annualized savings from these actions will exceed the total charge recorded. At December 31, 2001, the amount remaining in accrued expenses for the restructuring program was $5,479. It is expected that the restructuring accrual will be utilized during 2002.

4. COMMON AND PREFERRED STOCK

During 2000, the Company issued 350,000 shares of restricted stock as compensation to a key employee. These shares carry dividend and voting rights. Sale of these shares is restricted prior to the date of vesting, occurring annually from one to five years after the grant date. The restricted shares were recorded at their fair market value on the date of the grant, with a corresponding charge to shareholders' equity. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period.

On October 20, 1998, IDEX's Board of Directors authorized the repurchase of up to 1.5 million shares of its common stock, either at market prices or on a negotiated basis as market conditions warrant. At December 31, 2001, IDEX had purchased a total of 6,500 shares under the program at a cost of approximately $144.

At December 31, 2001 and 2000, the Company had 75 million shares of authorized common stock with par value of $.01 per share and 5 million shares of preferred stock with a par value of $.01 per share authorized but unissued.

(thousands except share and per share amounts)

5. STOCK OPTIONS

The Company has stock option plans for outside directors, executives and certain key employees. These options are accounted for using the intrinsic value method and, accordingly, no compensation cost has been recognized. Had compensation cost been determined using the fair value method, the Company's pro forma net income and EPS would have been as follows:

	2001	2000	1999
Net income			
As reported	$ 32,710	$ 63,445	$ 54,428
Pro forma	28,904	59,991	51,675
Basic EPS			
As reported	1.08	2.13	1.84
Pro forma	.96	2.02	1.75
Diluted EPS			
As reported	1.05	2.07	1.81
Pro forma	.93	1.96	1.72

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2001, 2000 and 1999, respectively: dividend yield of 1.98%, 2.02% and 2.29%; volatility of 34.2%, 34.3% and 32.5%; risk-free interest rates of 4.9%, 6.4% and 5.2%; and expected lives of 5.5 years.

The Compensation Committee of the Board of Directors administers the plans and approves stock option grants. The Company may grant additional options for up to 1.3 million shares. Stock options granted under the plans are exercisable at a price equal to the market value of the stock on the date of grant. The options become exercisable from one to five years from the date of grant, and generally expire 10 years from the date of grant.

The following table summarizes option activity under the plans:

	Number of Options	Weighted Average Option Price Per Share
Outstanding at December 31, 1998	2,395,108	22.89
Granted	647,039	24.79
Exercised	(170,715)	16.75
Forfeited	(107,010)	28.83
Outstanding at December 31, 1999	2,764,422	23.54
Granted	835,500	27.71
Exercised	(269,753)	16.26
Forfeited	(76,710)	28.42
Outstanding at December 31, 2000	3,253,459	25.10
Granted	796,650	28.33
Exercised	(886,367)	21.09
Forfeited	(169,900)	29.08
Outstanding at December 31, 2001	2,993,842	26.92
Exercisable at December 31, 1999	1,485,426	19.98
Exercisable at December 31, 2000	1,706,976	22.56
Exercisable at December 31, 2001	1,256,382	25.27

The following table summarizes information about options outstanding at December 31, 2001:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life of Contract	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 7 to 20	347,297	2.4 years	$ 16.43	347,297	$ 16.43
21 to 27	1,132,475	7.0 years	25.79	534,063	25.50
28 to 35	1,514,070	7.9 years	30.18	375,022	33.13
Total	2,993,842	6.9 years	26.92	1,256,382	25.27

6. COMPREHENSIVE INCOME

The tax effects of the components of other comprehensive income for 2001, 2000 and 1999 were:

	2001	2000	1999
Minimum pension adjustment:			
Pretax amount	$ 640	$ (585)	$ (570)
Income (tax) benefit	(296)	217	300
Aftertax amount	$ 344	$ (368)	$ (270)
Unrealized translation adjustment:			
Pretax amount	$ 263	$ (7,946)	$ 1,755
Income tax	–	–	–
Aftertax amount	$ 263	$ (7,946)	$ 1,755
Unrealized gains (losses) on derivatives:			
Cumulative effect of change in accounting	$ 329	$ –	$ –
Unrealized losses on derivatives	(555)	–	–
Pretax amount	(226)	–	–
Tax benefit	86	–	–
Aftertax amount	$ (140)	$ –	$ –

7. BALANCE SHEET COMPONENTS

The components of inventories at December 31, 2001 and 2000 were:

	2001	2000
Raw materials	$ 38,813	$ 33,844
Work in process	11,797	13,852
Finished goods	53,501	65,356
Total	$ 104,111	$ 113,052

Those inventories, which were carried on a LIFO basis, amounted to $87,661 and $91,532 at December 31, 2001 and 2000, respectively. The excess of current cost over LIFO inventory value and the impact of using the LIFO method on earnings are not material.

The components of certain other balance sheet accounts at December 31, 2001 and 2000 were:

	2001	2000
Receivables		
Customers	$ 93,944	$ 103,952
Other	2,484	4,340
Total	96,428	108,292
Less allowance for doubtful accounts	3,375	3,342
Receivables – net	$ 93,053	$ 104,950
Property, plant and equipment, at cost		
Land and improvements	$ 11,726	$ 8,374
Buildings and improvements	70,735	63,795
Machinery and equipment	174,848	161,074
Office and transportation equipment	58,944	44,024
Engineering drawings	3,890	3,940
Construction in progress	3,000	5,046
Total	323,143	286,253
Less accumulated depreciation and amortization	178,997	157,970
Property, plant and equipment – net	$ 144,146	$ 128,283
Goodwill		
Cost in excess of net assets acquired	$ 533,935	$ 435,408
Less accumulated amortization	79,375	61,739
Goodwill – net	$ 454,560	$ 373,669
Intangible assets		
Cost (at fair market value on acquisition date)	$ 20,459	$ 28,187
Less accumulated amortization	7,683	13,693
Intangible assets – net	$ 12,776	$ 14,494
Accrued expenses		
Payroll and related items	$ 21,670	$ 23,800
Restructuring	5,479	–
Insurance	3,880	3,729
Taxes	1,017	5,969
Other	9,719	8,658
Total	$ 41,775	$ 42,156
Other noncurrent liabilities		
Pension and retiree medical reserves	$ 30,031	$ 28,618
Deferred income taxes	23,532	18,726
Other	4,971	5,388
Total	$ 58,534	$ 52,732

8. DEBT

Debt at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Short-term debt:		
Bank credit facilities, including accrued interest	$ –	$ 88,077
Long-term debt:		
Bank credit facilities, including accrued interest	137,787	–
6.875% Senior Notes	150,000	150,000
Other long-term debt	4,033	3,809
Total long-term debt	291,820	153,809
Total debt	$ 291,820	$ 241,886

The Company has a $300 million domestic multi-currency bank revolving credit facility (Credit Agreement), which expires June 8, 2006. At December 31, 2001, approximately $187.7 million of the facility was unused.

Interest on the outstanding borrowings under the Credit Agreement is payable quarterly at a rate based on the bank agent's reference rate or, at the Company's election, at a rate based on LIBOR plus 80 basis points per annum. A utilization fee is added to the interest rate. The weighted average interest rate on borrowings outstanding under the Credit Agreement was 4.52% at December 31, 2001. A facility fee equal to 20 basis points per annum is payable quarterly on the entire amount available under the Credit Agreement.

The Company and certain of its subsidiaries entered into an agreement in December 2001 (Receivables Facility) with a financial institution under which the Company collateralized certain of its receivables for borrowings. The Receivables Facility provides for borrowings of up to $50 million depending upon the level of eligible receivables. At December 31, 2001, $25 million was borrowed and included in the "bank credit facilities" amount above at an interest rate of approximately 3.4% per annum.

The Company has a $20 million demand line of credit (Short-Term Facility), which expires December 1, 2002. Borrowings under the Short-Term Facility are at the bank's reference rate, or based on LIBOR plus 80 basis points per annum. At December 31, 2001, there were no borrowings under the Short-Term Facility.

Since the original U.S. Credit Facility was due to expire in 2001, the borrowings thereunder, along with accrued interest, were classified as short-term debt at December 31, 2000.

Total debt outstanding at December 31, 2001 and 2000 included accrued interest of $4.5 million and $4.2 million, respectively.

In February 1998, the Company sold $150 million of Senior Notes due February 15, 2008, with a coupon interest rate of 6.875% and an effective rate of 6.919% to maturity. Interest is payable semiannually. The Senior Notes are redeemable at any time at the option of the Company in whole or in part. At December 31, 2001, the fair market value of the Senior Notes was approximately $141 million, based on the quoted market price.

At December 31, 2001, "other long-term debt" included debt acquired in connection with its recent acquisitions. Interest is payable on the outstanding balances at rates ranging from 2.8% to 8.3% per annum.

(in thousands except share and per share amounts)

The Credit Agreement and the Indenture for the Senior Notes permit the payment of cash dividends only to the extent that no default exists under these agreements, and limit the amount of cash dividends in accordance with specified formulas. At December 31, 2001, under the most restrictive of these provisions, the Company had approximately $59.8 million available for the payment of cash dividends in 2002.

At December 31, 2001, the Company had borrowings of $59.3 million in western European currencies under its Credit Agreement. These borrowings provide an economic hedge against the net investment in the four operations located in Europe.

9. DERIVATIVE INSTRUMENTS

SFAS No. 133 requires that derivative financial instruments be recognized in the financial statements at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity as a component of comprehensive income, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS No. 133 initially increased comprehensive income by $204 in the accompanying statements of consolidated shareholders' equity.

At December 31, 2001, the Company had two interest rate swaps, expiring in March 2002, which effectively converted $52.3 million of floating rate debt into fixed rate debt at interest rates approximating 5.6%. The fair market value of these interest rate swaps was a net expense of $140 at December 31, 2001, as reported in other comprehensive income.

Fair values relating to derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date based on quoted market prices of comparable contracts as of December 31, 2001. The net gain or loss on these interest rate swap contracts was not material.

10. BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

IDEX's operations have been aggregated (primarily on the basis of products, production processes, distribution methods and management organizations) into three reportable segments: Pump Products Group, Dispensing Equipment Group and Other Engineered Products Group. The Pump Products Group designs, produces and distributes a wide range of engineered industrial pumps, flow meters, compressors and related controls for process applications. The Dispensing Equipment Group designs, manufactures and markets precision-engineered equipment for dispensing, metering and mixing paints; refinishing equipment; and centralized lubrication systems. The Other Engineered Products Group designs, produces and distributes proprietary engineered equipment for industrial and commercial markets, including fire and rescue, transportation equipment, oil and gas, electronics, communications, and traffic and commercial signs. No single customer accounted for more than 2% of net sales in 2001.

Information on IDEX's business segments is presented below, based on the nature of products and services offered. IDEX evaluates performance based on several factors, of which operating income is the primary financial measure. The accounting policies of the business segments are described in Note 1. Intersegment sales are accounted for at fair value as if the sales were to third parties.

	2001	2000	1999
Net sales			
Pump Products			
External customers	$ 424,727	$ 392,109	$ 369,568
Intersegment sales	2,310	2,890	2,872
Total group sales	427,037	394,999	372,440
Dispensing Equipment			
External customers	137,406	166,360	140,989
Intersegment sales	1	2	7
Total group sales	137,407	166,362	140,996
Other Engineered Products			
External customers	164,814	145,807	144,484
Intersegment sales	1	16	2
Total group sales	164,815	145,823	144,486
Intersegment elimination	(2,312)	(2,908)	(2,881)
Total net sales	$ 726,947	$ 704,276	$ 655,041
Operating income[1]			
Pump Products	$ 61,758	$ 73,557	$ 65,673
Dispensing Equipment	13,957	32,496	25,614
Other Engineered Products	25,032	27,437	26,660
Restructuring charge	(11,226)	–	–
Corporate office and other	(16,083)	(16,974)	(13,270)
Total operating income	$ 73,438	$ 116,516	$ 104,677
Assets			
Pump Products	$ 462,275	$ 391,831	$ 355,983
Dispensing Equipment	180,361	204,891	216,273
Other Engineered Products	181,032	148,753	154,490
Corporate office and other	15,136	13,379	11,821
Total assets	$ 838,804	$ 758,854	$ 738,567
Depreciation and amortization[2]			
Pump Products	$ 24,124	$ 19,658	$ 19,327
Dispensing Equipment	9,719	8,845	8,124
Other Engineered Products	7,920	6,474	6,769
Corporate office and other	2,170	1,503	244
Total depreciation and amortization	$ 43,933	$ 36,480	$ 34,464
Capital expenditures			
Pump Products	$ 10,251	$ 10,656	$ 8,616
Dispensing Equipment	5,129	5,175	5,896
Other Engineered Products	5,987	4,796	3,739
Corporate office and other	272	112	87
Total capital expenditures	$ 21,639	$ 20,739	$ 18,338

(1) Represents business segment operating income after noncash amortization of intangible assets. The restructuring charge of $11,226 was not assigned to the individual group segments. Had the Company allocated the restructuring charge, it would have been assigned to the groups as follows: Pump Products ($7,769), Dispensing Equipment ($1,894), and Other Engineered Products ($1,563).

(2) Includes amortization relating to all business combinations accounted for by the purchase method, but excludes amortization of debt issuance expenses.

Information about the Company's operations in different geographical regions for the years ended December 31, 2001, 2000 and 1999 is shown below. Net sales were attributed to geographic areas based on location of the customer, and no country outside the U.S. was greater than 10% of total revenues.

	2001	2000	1999
Net sales			
U.S.	$ 422,084	$ 416,557	$ 399,286
Europe	173,747	173,870	154,907
Other countries	131,116	113,849	100,848
Total net sales	$ 726,947	$ 704,276	$ 655,041
Long-lived assets			
U.S.	$ 489,734	$ 394,547	$ 384,389
Europe	130,280	128,233	135,942
Other countries	3,887	3,985	4,521
Total long-lived assets	$ 623,901	$ 526,765	$ 524,852

11. INCOME TAXES

Pretax income for the years ended December 31, 2001, 2000 and 1999 was taxed under the following jurisdictions:

	2001	2000	1999
Domestic	$ 29,882	$ 67,170	$ 59,042
Foreign	23,549	33,856	28,183
Total	$ 53,431	$ 101,026	$ 87,225

The provision for income taxes for the years ended December 31, 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Current			
U.S.	$ 12,775	$ 23,906	$ 17,329
State and local	1,178	2,099	2,334
Foreign	6,920	10,495	9,392
Total current	20,873	36,500	29,055
Deferred			
U.S.	(1,747)	(286)	2,983
State and local	(150)	–	321
Foreign	1,745	1,367	438
Total deferred	(152)	1,081	3,742
Total provision for income taxes	$ 20,721	$ 37,581	$ 32,797

Deferred (prepaid) income taxes resulted from the following:

	2001	2000	1999
Employee and retiree benefit plans	$ (903)	$ (1,829)	$ (349)
Depreciation and amortization	4,364	4,005	1,578
Inventories	(2,263)	184	1,260
Allowances and accruals	(1,808)	(707)	624
Other	458	(572)	629
Total deferred	$ (152)	$ 1,081	$ 3,742

Deferred tax assets (liabilities) related to the following at December 31, 2001 and 2000:

	2001	2000
Employee and retiree benefit plans	$ 8,950	$ 8,498
Depreciation and amortization	(34,030)	(29,425)
Inventories	(4,719)	(6,386)
Allowances and accruals	6,868	4,990
Other	1,920	2,230
Total	$ (21,011)	$ (20,093)

The balance sheet at December 31, 2001, included a current deferred tax asset of $2,521 in "other current assets" and a noncurrent deferred tax liability of $23,532 in "other noncurrent liabilities." The balance sheet at December 31, 2000, included a current deferred tax liability of $1,367 in "accrued expenses" and a noncurrent deferred tax liability of $18,726 in "other noncurrent liabilities."

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to pretax income. The computed amount and the differences for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Pretax income	$ 53,431	$ 101,026	$ 87,225
Provision for income taxes:			
Computed amount at statutory rate of 35%	$ 18,701	$ 35,359	$ 30,529
State and local income tax (net of federal tax benefit)	668	1,364	1,726
Amortization of cost in excess of net assets acquired	2,197	1,825	1,643
Foreign sales corporation	(858)	(910)	(1,074)
Other	13	(57)	(27)
Total provision for income taxes	$ 20,721	$ 37,581	$ 32,797

No provision has been made for U.S. or additional foreign taxes on $49,343 of undistributed earnings of foreign subsidiaries, which are permanently reinvested. It is not practical to estimate the amount of additional tax that might be payable if these earnings were repatriated. However, the Company believes that U.S. foreign tax credits would, for the most part, eliminate any additional U.S. tax and offset any additional foreign tax.

12. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, total minimum rental payments under non-cancelable operating leases, primarily for office facilities, warehouses and data processing equipment, were $27.9 million. The minimum rental commitments for each of the next five years are as follows: 2002 – $5.3 million; 2003 – $4.2 million; 2004 – $3.4 million; 2005 – $2.8 million; 2006 – $2.4 million; thereafter – $9.8 million.

Rental expense totaled $8.5 million, $8.5 million and $9.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company is involved in certain litigation arising in the ordinary course of business. None of these matters is expected to have a material adverse affect on the Company's financial position, liquidity, or results of operations. However, the ultimate resolution of these matters could result in a change in the Company's estimate of its liability for these matters.

(thousands except share and per share amounts)

13. RETIREMENT BENEFITS

The Company sponsors several qualified and nonqualified pension plans and other postretirement plans for its employees. The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets over the two-year period ended December 31, 2001, and a statement of the funded status at December 31 for both years:

	PENSION BENEFITS		OTHER BENEFITS	
	2001	2000	2001	2000
Change in benefit obligation				
Obligation at January 1	$ 54,271	$ 55,104	$ 14,942	$ 11,646
Service cost	3,160	3,168	317	349
Interest cost	3,991	3,853	1,155	867
Plan amendments	141	–	–	–
Benefits paid	(5,634)	(5,377)	(665)	(730)
Other	2,985	(2,477)	(1,578)	2,810
Obligation at December 31	$ 58,914	$ 54,271	$ 14,171	$ 14,942
Change in plan assets				
Fair value of plan assets at January 1	$ 47,272	$ 51,990	$ –	$ –
Actual return on plan assets	(914)	(1,998)	–	–
Employer contributions	3,825	3,087	665	730
Benefits paid	(5,634)	(5,377)	(665)	(730)
Other	(147)	(430)	–	–
Fair value of plan assets at December 31	$ 44,402	$ 47,272	$ –	$ –
Funded status				
Funded status at December 31	$ (14,512)	$ (6,999)	$ (14,171)	$ (14,942)
Unrecognized loss (gain)	10,833	2,881	1,032	2,693
Unrecognized transition obligation	356	386	–	–
Unrecognized prior service cost	2,739	2,950	(595)	(651)
Net amount recognized at December 31	$ (584)	$ (782)	$ (13,734)	$ (12,900)

The following table provides the amounts recognized in the consolidated balance sheets at December 31 for both years:

	PENSION BENEFITS 2001	PENSION BENEFITS 2000	OTHER BENEFITS 2001	OTHER BENEFITS 2000
Prepaid benefit cost	$ 5,123	$ 4,397	$ –	$ –
Accrued benefit liability	(10,014)	(10,362)	(13,734)	(12,900)
Intangible asset	1,502	1,738	–	–
Accumulated other comprehensive income	2,805	3,445	–	–
Net amount recognized at December 31	$ (584)	$ (782)	$ (13,734)	$ (12,900)

The Company's nonqualified retirement plans and the retirement plan at a German subsidiary are not funded. The accumulated benefit obligation for these plans was $9,072 and $9,711 at December 31, 2001 and 2000, respectively. The Company's plans for postretirement benefits other than pensions also have no plan assets. The accumulated benefit obligation for these plans was $14,171 and $14,942 at December 31, 2001 and 2000, respectively.

The assumptions used in the measurement of the Company's benefit obligation at December 31, 2001 and 2000 were as follows:

	U.S. PLANS		NON-U.S. PLANS	
	2001	2000	2001	2000
Weighted-average assumptions				
Discount rate	7.50 %	8.00 %	6.00 %	6.00 %
Expected return on plan assets	9.00 %	9.00 %	7.50 %	7.00 %
Rate of compensation increase	4.00 %	4.00 %	4.00 %	4.50 %

The discount rate assumption for benefits other than pension benefit plans was 7.50% and 8.00% at December 31, 2001 and 2000, respectively.

The following table provides the components of net periodic benefit cost for the plans in 2001, 2000 and 1999:

	PENSION BENEFITS			OTHER BENEFITS		
	2001	2000	1999	2001	2000	1999
Service cost	$ 3,160	$ 3,168	$ 3,017	$ 317	$ 349	$ 395
Interest cost	3,991	3,853	3,707	1,155	867	752
Expected return on plan assets	(4,248)	(4,655)	(4,219)	–	–	–
Net amortization	475	445	282	28	(148)	(91)
Net periodic benefit cost	$ 3,378	$ 2,811	$ 2,787	$ 1,500	$ 1,068	$ 1,056

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market value of assets are amortized over the average remaining service period of active participants.

Contributions to bargaining unit-sponsored multiemployer plan and defined contribution plans were $6,292, $6,122 and $6,166 for 2001, 2000 and 1999, respectively.

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually each year to a rate of 6% for 2008, and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on the service and interest cost components of the net periodic benefit cost	$ 142	$ (121)
Effect on the health care component of the accumulated postretirement benefit obligation	$ 1,352	$ (1,174)

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2001 and 2000:

	2001 QUARTERS				2000 QUARTERS			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$ 187,395	$ 192,622	$ 178,137	$ 168,793	$ 176,662	$ 185,258	$ 176,218	$ 166,138
Gross profit	68,777	70,708	64,657	59,580	70,555	72,931	70,177	64,289
Operating income	16,836	26,241	18,784	11,577	29,963	31,756	30,578	24,219
Net income	7,229	12,993	8,184	4,304	15,813	17,532	16,565	13,535
Basic EPS	$ .24	$ .43	$ .27	$ .14	$ .53	$ .58	$ .56	$ .45
Weighted average shares outstanding	29,997	30,137	30,331	30,424	29,663	29,989	29,740	29,803
Diluted EPS	$ .23	$ .42	$ .26	$ .14	$ .52	$ .57	$ .54	$ .44
Weighted average shares outstanding	30,987	31,073	31,225	31,177	30,188	30,808	30,899	30,875

During the first and fourth quarters of 2001, IDEX took aggressive actions to downsize its operations to reflect lower levels of activity. As a result, the Company recorded restructuring charges totaling $5,661 and $5,565 in the first and fourth quarters of 2001, respectively. Excluding the restructuring charge, fully diluted earnings per share would have been $0.35 and $0.25 in the first and fourth quarters of 2001, respectively.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of IDEX Corporation

We have audited the accompanying consolidated balance sheets of IDEX Corporation and its subsidiaries as of December 31, 2001 and 2000 and the related statements of consolidated operations, consolidated shareholders' equity, and consolidated cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chicago, Illinois
January 15, 2002

MANAGEMENT REPORT

IDEX Corporation's management is responsible for the fair presentation and consistency of all financial data included in this Annual Report in accordance with accounting principles generally accepted in the United States of America. Where necessary, the data reflect management's best estimates and judgments.

Management also is responsible for maintaining a system of internal control with the objectives of providing reasonable assurance that IDEX's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. Cost benefit judgments are an important consideration in this regard. The effectiveness of internal control is maintained by personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal review programs and audits. Management believes that IDEX's system of internal control as of December 31, 2001, is effective and adequate to accomplish the above described objectives.

Dennis K. Williams
Chairman of the Board, President and Chief Executive Officer

Wayne P. Sayatovic
Senior Vice President – Finance and Chief Financial Officer

Northbrook, Illinois
January 15, 2002


Business UNITS

BAND-IT-IDEX, INC.
4799 Dahlia St.
Denver, CO 80216
(303) 320-4555

Robert J. Johnson
President
Age: 49
Years of Service: 14

FAST S.r.l.
Via Pelizza da Volpedo, 109
20092 Cinisello Balsamo, Italy
011-39-02-66091-432

A. Reza Arabnia
President
Age: 46
Years of Service: 14

FLUID MANAGEMENT, INC.
1023 S. Wheeling Rd.
Wheeling, IL 60090
(847) 537-0880

Robert K. Brinley
President – Americas
Age: 46
Years of Service: 11

FLUID MANAGEMENT EUROPE B.V.
Hub van Doorneweg 31
2171 KZ Sassenheim
The Netherlands
011-31-252-230604

Jan Post
Managing Director – Europe/Australia
Age: 46
Years of Service: 9

GAST MANUFACTURING, INC.
2300 Highway M-139
Benton Harbor, MI 49023
(616) 926-6171

Ivy B. Suter
President
Age: 48
Years of Service: 1

HALE PRODUCTS, INC.
700 Spring Mill Ave.
Conshohocken, PA 19428
(610) 825-6300

William D. Kysor
President
Age: 54
Years of Service: 5

HALE FIRE SUPPRESSION
607 N.W. 27th Avenue
Ocala, FL 34475
(352) 629-5020

Ronald L. Ewers
President
Age: 60
Years of Service: 10

HALE RESCUE TOOLS
Weinstrabe 39, D-91058
Erlangen, Germany
011-49-9131-6980

Uwe Kirschner
President
Age: 39
Years of Service: 14

LIQUID CONTROLS, INC.
105 Albrecht Drive
Lake Bluff, IL 60044
(847) 295-1050

Frederick G. Wacker III
President
Age: 41
Years of Service: 20

LUBRIQUIP, INC.
18901 Cranwood Pkwy.
Warrensville Heights, OH 44128
(216) 581-2000

Steven E. Semmler
President
Age: 46
Years of Service: 22

MICROPUMP, INC.
1402 N.E. 136th Ave.
Vancouver, WA 98684
(360) 253-2008

Jeffrey L. Hohman
President
Age: 48
Years of Service: 11

TREBOR INTERNATIONAL, INC.
8100 South 1300 West
West Jordan, UT 84088
(801) 561-0303

Gregory R. Orr
President
Age: 40
Years of Service: 6

ISMATEC S.A.
Feldeggstrasse 6
CH-8152 Glattbrugg-Zurich
Switzerland
011-41-1874-9494

Berndt Goldmann
Managing Director
Age: 46
Years of Service: 1

PULSAFEEDER, INC.
2883 Brighton-Henrietta Town Line Rd.
Rochester, NY 14623
(716) 292-8000

Andrew W. Molodetz
President
Age: 45
Years of Service: 7

KNIGHT, INC.
20531 Crescent Bay Drive
Lake Forest, CA 92630
(949) 595-4800

Paul M. Beldham
President
Age: 46
Years of Service: 16

VIKING PUMP, INC.
406 State St.
Cedar Falls, IA 50613
(319) 266-1741

Steven C. Fairbanks
President
Age: 42
Years of Service: 6

WARREN RUPP, INC.
800 North Main St.
Mansfield, OH 44902
(419) 524-8388

Thomas E. Akehurst
President
Age: 48
Years of Service: 7

NOTE: Years of service include periods prior to acquisition by IDEX.

Corporate Officers & DIRECTORS

CORPORATE OFFICERS

Dennis K. Williams
Chairman of the Board,
President and Chief Executive Officer
Age: 55
Years of Service: 2

Wayne P. Sayatovic
Senior Vice President – Finance
and Chief Financial Officer
Age: 55
Years of Service: 29

Jerry N. Derck
Vice President – Human Resources
Age: 54
Years of Service: 9

James R. Fluharty
Vice President – Group Executive
Age: 58
Years of Service: 11

Clinton L. Kooman
Vice President – Controller
Age: 58
Years of Service: 37

Douglas C. Lennox
Vice President – Treasurer
Age: 49
Years of Service: 22

John L. McMurray
Vice President – Operational Excellence
Age: 51
Years of Service: 9

Dennis L. Metcalf
Vice President – Corporate Development
Age: 54
Years of Service: 28

Frank J. Notaro
Vice President – General Counsel
and Secretary
Age: 38
Years of Service: 4

Rodney L. Usher
Vice President – Group Executive
Age: 56
Years of Service: 21

David T. Windmuller
Vice President – Group Executive
Age: 44
Years of Service: 21

NOTE: Years of service for corporate officers include periods with predecessor to IDEX.

DIRECTORS

Dennis K. Williams ■
Chairman of the Board,
President and Chief Executive Officer
IDEX Corporation
Northbrook, Illinois
Age: 55
Years of Service: 2

Bradley J. Bell □
Senior Vice President and Chief Financial Officer
Rohm and Haas Company
Philadelphia, Pennsylvania
Age: 49
Years of Service: 1

Richard E. Heath
Partner
Hodgson Russ LLP
Buffalo, New York
Age: 71
Years of Service: 13

Henry R. Kravis
Member
Kohlberg Kravis Roberts & Co., L.L.C.
New York, New York
Age: 57
Years of Service: 14

William H. Luers □ ■
Chairman, Chief Executive Officer and
President
United Nations Association of the
United States of America
New York, New York
Age: 72
Years of Service: 13

Paul E. Raether
Member
Kohlberg Kravis Roberts & Co., L.L.C.
New York, New York
Age: 55
Years of Service: 14

George R. Roberts
Member
Kohlberg Kravis Roberts & Co., L.L.C.
San Francisco, California
Age: 58
Years of Service: 14

Neil A. Springer ■ □ ■
Managing Director
Springer Souder & Assoc. L.L.C.
Chicago, Illinois
Age: 63
Years of Service: 12

Michael T. Tokarz ■
Member
Kohlberg Kravis Roberts & Co., L.L.C.
New York, New York
Age: 52
Years of Service: 14

Member of:

■ Executive Committee
□ Audit Committee
■ Compensation Committee

Shareholder INFORMATION

CORPORATE EXECUTIVE OFFICE

X Corporation
Dundee Road
Northbrook, Illinois 60062
498-7070

INVESTOR INFORMATION

Shareholders and prospective investors are welcome to call or write with questions or requests for additional information. Please direct inquiries to: Wayne P. Sayatovic, Senior Vice President – Finance and Chief Financial Officer. Further information on IDEX can be found at www.idexcorp.com.

STOCK HISTORY



$40
35
30
25
20
15
10
5
89 90 91 92 93 94 95 96 97 98 99 00 01

REGISTRAR AND TRANSFER AGENT

about stock transfers, address changes or IDEX's dividend reinvestment program should be directed to:

National City Bank
Shareholder Services
Floor North
W. 150th Street
Cleveland, Ohio 44135

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Prudential Plaza
North Stetson Avenue
Chicago, Illinois 60601

QUARTERLY STOCK PRICE

		First	Second	Third	Fourth
2001	High	33.81	34.00	37.20	35.73
	Low	27.00	27.47	24.90	26.95
	Close	28.98	34.00	27.65	34.50
2000	High	31.38	34.75	33.81	36.00
	Low	22.75	26.56	25.13	26.38
	Close	27.25	31.56	27.94	33.13

DIVIDEND POLICY

X paid a quarterly dividend on its common stock on January 31, 2002, of $0.14 per share, which is unchanged from last year's quarterly dividend rate. The declaration of future dividends, subject to certain limitations, is within the discretion of the Board of Directors and will depend upon, among other things, business conditions, earnings, and IDEX's financial condition. See Note 8 of the Notes to Consolidated Financial Statements.

STOCK MARKET INFORMATION

X common stock was held by an estimated 5,500 shareholders at December 31, 2001, and is listed on the New York Stock Exchange and the Chicago Stock Exchange under the ticker symbol IEX.

PUBLIC FILINGS

Shareholders may obtain a copy of any Form 10-K and Form 10-Q filed with the Securities and Exchange Commission by directing a request to IDEX or through its Website at www.idexcorp.com.

Effective with the March 2002 quarter end, IDEX will discontinue publishing the quarterly shareholder report. Shareholders can access any IDEX news release through its Website.

ANNUAL MEETING

The Annual Meeting of IDEX Shareholders will be held on Tuesday, March 26, 2002, at 10:00 a.m. at the following location:

LaSalle Room
Bank of America
South LaSalle Street
Chicago, Illinois 60697





IDEX CORPORATION
630 Dundee Road
Northbrook, IL 60062
www.idexcorp.com